   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 5, 1997

                                                             FILE NO. 333-25361

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------
                           PROVIDENT COMPANIES, INC.
              (EXACT NAME OF ISSUER AS SPECIFIED IN ITS CHARTER)

              DELAWARE                           62-1598430
                                      (I.R.S. EMPLOYER IDENTIFICATION
  (STATE OR OTHER JURISDICTION OF                   NO.)
   INCORPORATION OR ORGANIZATION)

                               1 FOUNTAIN SQUARE
                         CHATTANOOGA, TENNESSEE 37402
                                (423) 755-1011
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 SUSAN N. ROTH
                           PROVIDENT COMPANIES, INC.
                               1 FOUNTAIN SQUARE
                         CHATTANOOGA, TENNESSEE 37402
                                (423) 755-1011
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

     THE COMMISSION IS REQUESTED TO SEND COPIES OF ALL COMMUNICATIONS TO:

                                              PETER R. O'FLINN
      DAVID E. BROWN, JR.
         ALSTON & BIRD LLP            LEBOEUF, LAMB, GREENE & MACRAE,
        ONE ATLANTIC CENTER                        L.L.P.
     1201 WEST PEACHTREE STREET             125 WEST 55TH STREET
    ATLANTA, GEORGIA 30309-3424        NEW YORK, NEW YORK 10019-5389
           (404) 881-7000                      (212) 424-8000
        FAX: (404) 881-7777                 FAX: (212) 424-8500
                                ---------------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               EXPLANATORY NOTE

  This Registration Statement contains two forms of prospectus, one to be used in connection with the U.S. Offering (the "U.S. Prospectus") and one to be used in connection with the International Offering (the "International Prospectus"). The two prospectuses are identical except for the front cover page. The form of U.S. Prospectus included herein is followed by the front cover page to be used in the International Prospectus. The alternate page for the International Prospectus included herein is labeled "Alternate Page for International Prospectus."

PROSPECTUS (Subject to Completion)

Issued May 5, 1997

                                5,917,500 Shares
                           Provident Companies, Inc.
                                  COMMON STOCK

                                 -----------

OF THE  5,917,500 SHARES OF  COMMON STOCK  BEING OFFERED, 4,734,000  SHARES ARE
BEING  OFFERED  INITIALLY  IN  THE  UNITED   STATES  AND  CANADA  BY  THE  U.S.
 UNDERWRITERS AND  1,183,500 SHARES  ARE BEING  OFFERED INITIALLY  OUTSIDE THE
 UNITED   STATES  AND   CANADA   BY   THE   INTERNATIONAL  UNDERWRITERS.   SEE
 "UNDERWRITERS."  ALL OF THE SHARES OF  COMMON STOCK OFFERED HEREBY  ARE BEING
  SOLD BY TEXTRON INC. ("TEXTRON" OR THE "SELLING STOCKHOLDER"), OTHER THAN SHARES WHICH MAY BE SOLD BY THE COMPANY PURSUANT TO THE OVER-ALLOTMENT OPTION DESCRIBED HEREIN. SEE "THE PAUL REVERE MERGER." PURSUANT TO AN
   AGREEMENT BETWEEN THE COMPANY AND THE SELLING STOCKHOLDER, THE SELLING STOCKHOLDER WILL PAY TO THE COMPANY A PORTION OF THE NET PROCEEDS RECEIVED BY THE SELLING STOCKHOLDER FROM THE SALE OF THE SHARES OFFERED
    HEREBY. THE COMPANY'S COMMON STOCK IS TRADED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL "PVT." ON APRIL 22, 1997, THE CLOSING SALE
     PRICE FOR THE COMMON STOCK ON THE NEW YORK STOCK EXCHANGE WAS $54 3/4.

                                 -----------

   SEE "RISK FACTORS" ON PAGE 8 FOR INFORMATION THAT SHOULD BE CONSIDERED BY
                             PROSPECTIVE INVESTORS.

                                 -----------

 THESE SECURITIES  HAVE NOT  BEEN  APPROVED OR  DISAPPROVED BY  THE SECURITIES
  ANDEXCHANGE COMMISSION  OR  ANY STATE  SECURITIES COMMISSION,  NOR  HAS THE
   SECURITIES AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF   THIS  PROSPECTUS.  ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                              PRICE $     A SHARE

                                  -----------

                                         UNDERWRITING
                               PRICE TO DISCOUNTS AND         PROCEEDS TO
                                PUBLIC  COMMISSIONS(1) SELLING STOCKHOLDER(2)(3)
                               -------- -------------- -------------------------
Per Share.....................  $            $                   $
Total(4)...................... $            $                  $

-----

  (1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."

  (2) The Company will pay expenses in connection with the offering estimated at $350,000.
  (3) Pursuant to an agreement between the Company and the Selling Stockholder,
      the Selling Stockholder will pay to the Company $        of the net
      proceeds received by the Selling Stockholder from the sale of the shares offered hereby. See "The Paul Revere Merger--Textron Agreements."
  (4) The Company has granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 887,625 additional shares of Common Stock at the price to public less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public and underwriting discounts and
      commissions will be $         and $       , respectively, and the
      proceeds to the Company will increase by $        . See "Underwriters."

                                 -----------

  The shares of Common Stock are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by LeBoeuf, Lamb, Greene & MacRae, L.L.P., counsel for the Underwriters. It is expected that delivery of the shares of Common Stock will
be made on or about      , 1997 through the book-entry facilities of The
Depository Trust Company, against payment therefor in immediately available funds.

                                 -----------

MORGAN STANLEY & CO.                                        SALOMON BROTHERS INC
         Incorporated

May  , 1997
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

  NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY, TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Forward Looking Statements................................................   3
Available Information.....................................................   3
Incorporation of Certain Documents by Reference...........................   4
Prospectus Summary........................................................   5
Risk Factors..............................................................   8
The Paul Revere Merger....................................................  10
Use of Proceeds...........................................................  13
Price Range of Common Stock and Dividends.................................  14
Capitalization............................................................  15
Selected Consolidated Financial Data......................................  16
Management's Discussion and Analysis of Financial Condition and Results of
Operations................................................................  17
Business..................................................................  28
Management................................................................  38
Beneficial Ownership of Common Stock......................................  41
Selling Stockholder.......................................................  42
Certain United States Tax Consequences to Non-United States Holders.......  44
Underwriters..............................................................  46
Legal Matters.............................................................  49
Experts...................................................................  49

                               ----------------

  NOTICE TO NORTH CAROLINA RESIDENTS: THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA, NOR HAS THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA RULED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

  State insurance holding company laws and regulations applicable to the Company generally provide that no person may acquire control of the Company, and thus indirect control of its insurance subsidiaries, unless such person has provided certain required information to, and such acquisition is approved (or not disapproved) by, the appropriate insurance regulatory authorities. Generally, any person acquiring beneficial ownership of 10% or more of the Common Stock would be presumed to have acquired such control, unless the appropriate insurance regulatory authorities upon advance application determine otherwise.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THIS OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

                          FORWARD LOOKING STATEMENTS

  This Prospectus contains and incorporates by reference certain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the results of operations and businesses of Provident Companies, Inc. (the "Company"). These forward looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated or projected, forecast, estimated or budgeted in such forward looking statements include, among others, the following possibilities: (i) heightened competition, including specifically the intensification of price competition, the entry of new competitors and the development of new products by new and existing competitors; (ii) adverse state and federal legislation and regulation, including limitations on premium levels, increases in minimum capital and reserves, and other financial viability requirements; (iii) failure to develop multiple distribution channels in order to obtain new customers or failure to retain existing customers; (iv) inability to carry out marketing and sales plans, including, among others, changes to certain products and acceptance of the revised products in the market; (v) loss of key executives; (vi) changes in interest rates causing a reduction of investment income; (vii) general economic and business conditions which are less favorable than expected;
(viii) unanticipated changes in industry trends; (ix) inaccuracies in assumptions regarding future morbidity, persistency, mortality and interest rates used in calculating reserve amounts; (x) failure to continue improvement of the claims management process; and (xi) with respect to cost savings that will be realized from, and costs associated with, the acquisition of The Paul Revere Corporation ("Paul Revere") (the "Paul Revere Merger"), the following possibilities: (a) the expected cost savings to be realized beginning primarily in 1997 through combining certain functions of both the Company and Paul Revere, restructuring the field organizations of both companies to eliminate redundant facilities and better serve the combined company's customers, and reductions in staff cannot be fully realized because the changes are not made or unanticipated offsetting costs are incurred; and (b) costs or difficulties related to the integration of the businesses of the Company and Paul Revere are greater than expected. See "Risk Factors."

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; and at the Commission's Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048, and Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants such as the Company that file electronically with the Commission. The address of such site is http://www.sec.gov. In addition, such reports, proxy and information statements and other information concerning the Company may be inspected at the offices of The New York Stock Exchange, Inc. ("NYSE"), 20 Broad Street, New York, New York 10005.

  The Company has filed a Registration Statement on Form S-3 (the "Registration Statement") with the Commission pursuant to the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules filed as a part thereof, as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement, including the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete, and where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof. The Registration Statement, including the exhibits and schedules filed as a part thereof, may be inspected without charge at the public reference facilities maintained by the Commission as set forth in the preceding paragraph. Copies of these documents may be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents have been filed by the Company (File No. 1-11834) with the Commission pursuant to the Exchange Act, and are incorporated herein by reference:

  1. The Company's Annual Report on Form 10-K for the year ended December 31, 1996;

  2. The Company's Current Reports on Form 8-K dated March 27, 1997; and

  3. The description of the Company's Common Stock (the "Common Stock") set forth in the Company's registration statement filed with the Commission pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating any such description.

  In addition, all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering hereunder shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained herein or in any other subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

  The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents incorporated by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to Susan N. Roth, Secretary, Provident Companies, Inc., 1 Fountain Square, Chattanooga, Tennessee 37402, or by telephone at
(423) 755-1011 or facsimile at (423) 755-3194.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the detailed information and financial statements, including the notes thereto, contained elsewhere or incorporated by reference in this Prospectus. Unless otherwise indicated, the information contained in this Prospectus assumes that the U.S. Underwriters' over-allotment option is not exercised.

                                  THE COMPANY

  The Company is the largest provider of individual disability insurance and the second largest overall disability insurer in the United States on the basis of in-force premiums. It also provides a complementary portfolio of life insurance products, including life insurance, annuities, employer- and employee-paid group benefits and related services. The Company is the parent holding company for a group of insurance companies that collectively operate in all 50 states, the District of Columbia, Puerto Rico, and Canada.

  Since 1994, the Company has completed a comprehensive corporate repositioning that has prepared it to support growth and increase stockholder value. A new management team headed by J. Harold Chandler, who joined the Company in November 1993, initiated a strategic review of the business. As a result of its review, management refocused the Company's strategy to (i) serve the individual and employee benefits insurance markets, (ii) leverage the Company's disability insurance expertise, (iii) utilize multiple distribution channels to reach broader market segments, and (iv) more closely align the interests of the Company's employees with those of its stockholders.

  The Company has successfully undertaken a number of major initiatives in pursuing this strategy. These initiatives include strengthening its capital position and investment portfolio, reorganizing internally, and reassessing its product offerings. The acquisitions of Paul Revere and GENEX Services, Inc. ("Genex") in early 1997 are the latest accomplishments under the Company's strategic plan. Both acquisitions strengthen the Company's disability insurance capabilities and enable the Company to offer a more complete portfolio of products and services to its customers.

  The shares of Common Stock to be sold by Textron Inc. ("Textron" or the "Selling Stockholder") were acquired by the Selling Stockholder in the Paul Revere Merger. In accordance with the terms of the Paul Revere Merger Agreement (as defined herein), at the effective time of the Paul Revere Merger, each share of the common stock of Paul Revere (other than shares held by the Selling Stockholder) was converted into the right to receive, at the election of the holder of such share, either (i) $26.00 in cash, without interest thereon, (ii)
 .767 of a share of Common Stock (the "Stock Consideration"), or (iii) $20.00 in cash plus .177 of a share of Common Stock, and each share of Paul Revere Common Stock held by the Selling Stockholder was converted into the right to receive $20.00 in cash plus .1578 of a share of Common Stock, or a total of 5,917,500 shares of Common Stock. See "The Paul Revere Merger."

  Pursuant to an agreement between the Selling Stockholder and the Company, the Selling Stockholder will pay to the Company a portion of the net proceeds received by the Selling Stockholder from the sale of the shares offered hereby. See "The Paul Revere Merger--Textron Agreements." Following the completion of the offering, Textron will not hold any shares of Common Stock.

  The Company's principal executive offices are located at 1 Fountain Square, Chattanooga, Tennessee 37402, and its telephone number is (423) 755-1011.

                                  THE OFFERING

Shares of Common Stock offered
 by the Selling Stockholder
 United States offering.........   4,734,000 shares
 International offering.........   1,183,500 shares
  Total.........................   5,917,500 shares
Shares of Common Stock to be
 outstanding after the offering.  66,884,726 shares*
Use of proceeds.................  The portion of the proceeds to be paid to the
                                  Company will be used for general corporate
                                  purposes, including possible acquisitions. See
                                  "Use of Proceeds."
NYSE symbol.....................  PVT

--------
* Based on the number of shares of Common Stock outstanding as of March 31, 1997. Excludes an aggregate of 3,596,207 shares of Common Stock reserved for issuance upon exercise of options and similar rights outstanding as of such date.

                             SUMMARY FINANCIAL DATA

                          YEAR ENDED
                         DECEMBER 31,                       YEAR ENDED DECEMBER 31,
                             1996         ------------------------------------------------------------
                         PRO FORMA (1)       1996        1995        1994        1993         1992
                         -------------    ----------- ----------- ----------- -----------  -----------
                                     (IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
 DATA:
 Revenue................  $   3,884.4     $   2,291.9 $   2,555.3 $   2,762.2 $   2,938.0  $   2,866.7
 Benefits and expenses..      3,927.3 (2)     2,065.7     2,379.3     2,561.3     3,078.1      2,686.9
                          -----------     ----------- ----------- ----------- -----------  -----------
 Income (loss) before
 income taxes...........        (42.9)          226.2       176.0       200.9      (140.1)       179.8
 Federal income taxes
 (credit)...............         (8.5)           80.6        60.4        65.6       (58.9)        67.2
                          -----------     ----------- ----------- ----------- -----------  -----------
 Net income (loss)......  $     (34.4)(2) $     145.6 $     115.6 $     135.3 $     (81.2) $     112.6
                          ===========     =========== =========== =========== ===========  ===========
 Net income (loss) per
 common share...........  $      (.71)    $      2.92 $      2.27 $      2.71 $     (2.03) $      2.49
                          ===========     =========== =========== =========== ===========  ===========
 Dividends declared per
 common share...........  $       .72     $       .72 $       .72 $      1.04 $      1.04  $      1.00
 Weighted average common
  shares outstanding....   66,719,977      45,522,417  45,381,373  45,311,053  45,200,914   45,175,980
BALANCE SHEET DATA (AT
YEAR END):
 Total assets...........  $  22,642.2     $  14,992.5 $  16,301.3 $  17,149.9 $  16,891.9  $  15,925.1
 Long-term debt
  including capital
  lease obligations.....        581.2           200.0       200.0       202.5       247.6        206.2
 Total debt.............        607.4           200.0       201.4       216.9       276.6        477.3
 Common stockholders'
 equity.................      2,322.4         1,582.4     1,496.1     1,012.9     1,245.4      1,387.5

--------
(1) Reflects consummation of the Paul Revere Merger as of January 1, 1996 for statement of operations data and as of December 31, 1996 for balance sheet data, in each case assuming that Paul Revere stockholders (other than Textron) elect to receive the Stock Consideration. See "The Paul Revere Merger."
(2) Includes reserve strengthening of $380.0 million, before income taxes, recorded by Paul Revere in the third quarter of 1996, which resulted in a decrease in net income of $244.3 million. See "The Paul Revere Merger--Paul Revere Reserve Strengthening."

                              RECENT DEVELOPMENTS

  Provident's net income for the first quarter of 1997 was $40.8 million ($.81 per share of Common Stock), compared to $34.4 million ($.69 per share of Common Stock) for the first quarter of 1996. Included in these net income figures are net realized after-tax investment gains of $3.1 million ($.07 per share of Common Stock) in the first quarter of 1997 and losses of $.4 million ($.01 per share of Common Stock) in the first quarter of 1996.

  After-tax operating earnings (excluding net realized investment gains and losses) were $37.7 million ($.74 per share of Common Stock) in the first quarter of 1997, compared to $34.8 million ($.70 per share of Common Stock) in the first quarter of 1996.

  Revenue (excluding net realized gains and investment losses) in the Individual Life and Disability and Employee Benefits segments increased 1.1 percent to $424.3 million in the first quarter of 1997, from $419.6 million in the first quarter of 1996. These two segments represent the lines of business that Provident is focusing on for growth in the future. Total revenue including the Other Operations segment, which consists of product lines closed to new business, totaled $566.6 million for the first quarter of 1997. This represents a decline of 4.3 percent from the $592.3 million reported in the first quarter of 1996, primarily due to the continued run-off of the group pension business.

  The following table presents certain information for the three-month periods ended March 31, 1997 and 1996.

                                                   THREE MONTHS ENDED MARCH 31,
                                                   -----------------------------
                                                      1997(1)          1996
                                                   -----------------------------
                                                    (IN MILLIONS, EXCEPT SHARE
                                                      AND PER SHARE AMOUNTS)
   STATEMENT OF OPERATIONS DATA:
    Revenue....................................... $        571.3 $        591.7
    Benefits and expenses.........................          508.5          538.3
                                                   -------------- --------------
    Income before income taxes....................           62.8           53.4
    Federal income taxes .........................           22.0           19.0
                                                   -------------- --------------
    Net income ................................... $         40.8 $         34.4
                                                   ============== ==============
    Net income per common share................... $          .81 $          .69
                                                   ============== ==============
    Dividends declared per common share........... $          .18 $          .18
    Weighted average common shares outstanding....     46,605,854     45,434,964

--------

(1) Does not include the results of operations for Paul Revere because the Paul Revere Merger was accounted for by the purchase method with an effective date as of the close of business on March 31, 1997.

                                 RISK FACTORS

  In addition to the other information contained in this Prospectus, prospective investors should consider carefully the following factors before making an investment in the Common Stock offered hereby. Any one or more of such factors may cause the Company's actual results for various financial reporting periods to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company.

RESERVES

  The Company maintains reserves for future policy benefits and unpaid claim expenses which include policy reserves and claim reserves established for its individual disability insurance, group insurance, and individual life insurance products. Policy reserves represent the portion of premiums received which are reserved to provide for future claims. Claim reserves are established for future payments not yet due on claims already incurred, primarily relating to individual disability and group disability insurance products. Reserves, whether calculated under generally accepted accounting principles ("GAAP") or statutory accounting practices, do not represent an exact calculation of future benefit liabilities but are instead estimates made by the Company using actuarial and statistical procedures. There can be no assurance that any such reserves would be sufficient to fund future liabilities of the Company in all circumstances. Future loss development could require reserves to be increased, which would adversely affect earnings in current and future periods. Adjustments to reserve amounts may be required in the event of changes from the assumptions regarding future morbidity (the incidence of claims and the rate of recovery, including the effects thereon of inflation, and other societal and economic factors), persistency, mortality, and interest rates used in calculating the reserve amounts. See "The Paul Revere Merger--Paul Revere Reserve Strengthening" and "Business--Reserves."

CAPITAL ADEQUACY

  The capacity for an insurance company's growth in premiums is in part a function of its statutory surplus. Maintaining appropriate levels of statutory surplus, as measured by state insurance regulators, is considered important by state insurance regulatory authorities and the private agencies that rate insurers' claims-paying abilities and financial strength. Failure to maintain certain levels of statutory surplus could result in increased regulatory scrutiny, action by state regulatory authorities or a downgrade by the private rating agencies.

  Effective in 1993, the National Association of Insurance Commissioners ("NAIC") adopted a risk-based capital ("RBC") formula, which prescribes a system for assessing the adequacy of statutory capital and surplus for all life and health insurers. The basis of the system is a risk-based formula that applies prescribed factors to the various risk elements in a life and health insurer's business to report a minimum capital requirement proportional to the amount of risk assumed by the insurer. The life and health RBC formula is designed to measure annually (i) the risk of loss from asset defaults and asset value fluctuation, (ii) the risk of loss from adverse mortality and morbidity experience, (iii) the risk of loss from mismatching of asset and liability cash flow due to changing interest rates and (iv) business risks. The formula is to be used as an early warning tool to identify companies that are potentially inadequately capitalized. The formula is intended to be used as a regulatory tool only and is not intended as a means to rank insurers generally.

  Based on computations made by the Company in accordance with the prescribed life and health RBC formula, each of the Company's life insurance subsidiaries exceeded the minimum capital requirements at December 31, 1996.

  During 1995 and 1996, the Division of Insurance of the Commonwealth of Massachusetts (the "Massachusetts Division of Insurance") conducted a quadrennial examination of The Paul Revere Life Insurance Company ("Paul Revere Life") and The Paul Revere Variable Annuity Insurance Company ("Paul Revere Variable") for the period ended December 31, 1994. In connection with this examination, as well as in consideration of a comprehensive study undertaken by Paul Revere in 1995 and early 1996 of its statutory reserves, Paul Revere Life and The Paul Revere Protective Life Insurance Company ("Paul Revere Protective") strengthened their individual disability statutory reserves by a combined total of $35.0 million and reflected this strengthening in the annual statutory financial statements for the year ended December 31, 1995.

  During the third quarter of 1996, Paul Revere initiated a comprehensive study of the adequacy of its individual disability reserves under GAAP and under statutory accounting principles to consider experience through September 30, 1996. The results of such study prompted Paul Revere to strengthen its GAAP individual disability reserves by $380.0 million before taxes in the quarter ended September 30, 1996. The Massachusetts Division of Insurance subsequently updated its examination of Paul Revere's statutory reserves to review the results of Paul Revere's statutory reserve study, with the result that Paul Revere's statutory reserves were strengthened by $144.0 million. In connection with the Paul Revere Merger, Textron, the principal stockholder of Paul Revere, contributed $121.0 million, representing the amount of the statutory reserve increases, net of tax benefits, as additional capital to Paul Revere prior to the effective time of the Paul Revere Merger. See "The Paul Revere Merger--Paul Revere Reserve Strengthening" and "Business-- Reserves."

DISABILITY INSURANCE

  Disability insurance may be affected by a number of social, economic, governmental, competitive, and other factors. Changes in societal attitudes, work ethics, motivation, stability, and mores can significantly affect the demand for and underwriting results from disability products. Economic conditions affect not only the market for disability products, but also significantly affect the claims rates and length of claims. The climate and the nature of competition in disability insurance have also been markedly affected by the growth of Social Security, worker's compensation, and other governmental programs in the workplace. The nature of that portion of the Company's outstanding insurance business that consists of noncancelable disability policies, whereby the policy is guaranteed renewable through the life of the policy at a fixed premium, does not permit the Company to adjust its premiums on business in-force on account of changes resulting from such factors. Disability insurance products are important products for the Company. To the extent that disability products are adversely affected in the future as to sales or claims, the business or results of operations of the Company could be materially adversely affected. See "Business--Reporting Segments."

INDUSTRY FACTORS

  All of the Company's businesses are highly regulated and competitive. The Company's profitability is affected by a number of factors, including rate competition, frequency and severity of claims, lapse rates, government regulation, interest rates, and general business considerations. There are many insurance companies which actively compete with the Company in its lines of business, some of which are larger and have greater financial resources than the Company, and there is no assurance that the Company will be able to compete effectively against such companies in the future. See "Business-- Competition."

  In recent years, some U.S. life insurance companies have faced claims, including class-action lawsuits, alleging various improper sales practices in the sales of certain types of life insurance products. These claims often relate to the selling of whole life and universal life policies that accumulate cash values which may be utilized to fund the cost of insurance in later years of the policy. Due to subsequent reductions in dividends or interest credited or due to other factors, the cash values have not accumulated sufficiently to cover costs of insurance, resulting in the need for ongoing premium payments. Although never a principal product line for the Company or Paul Revere, both companies have sold a modest amount of interest sensitive whole life and universal life policies. There can be no assurance that any future claims relating to sales of such policies will not have a material adverse effect on the Company.

EFFECT OF THE PAUL REVERE MERGER; INTEGRATION OF OPERATIONS

  The success of the Paul Revere Merger will be determined by various factors, including the financial performance of the combined company's operations and management's ability to realize expected cost savings through combining certain functions of both the Company and Paul Revere and restructuring the field organizations of both companies. The integration of the operations of Paul Revere and the Company may be negatively affected if, among other things, the proposed changes are not made, customers do not react positively to some of the planned changes intended to increase service or integrate the businesses of the two companies, unanticipated offsetting costs are incurred, or costs or difficulties related to the integration of the businesses of the Company and Paul Revere are greater than expected. There can be no assurance that the anticipated benefits of the Paul Revere Merger will be realized or that the Paul Revere Merger will not adversely affect the future operating results of the Company. See "The Paul Revere Merger."

                            THE PAUL REVERE MERGER

  On March 27, 1997, the Company completed the acquisition of Paul Revere. Pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of April 29, 1996 (the "Paul Revere Merger Agreement"), among Paul Revere, the Company and Patriot Acquisition Corporation ("Newco"), a wholly-owned subsidiary of the Company, Newco was merged with and into Paul Revere, with the result that Paul Revere became a wholly-owned subsidiary of the Company. In accordance with the terms of the Paul Revere Merger Agreement, each share of Paul Revere Common Stock (other than shares held by Textron) was converted into the right to receive, at the election of the holder of such share, either
(i) $26.00 in cash, without interest thereon (the "Cash Consideration"), (ii) .767 of a share of Common Stock (the "Stock Consideration"), or (iii) $20.00
in cash plus .177 of a share of Common Stock (the "Mixed Consideration"), and each share of Paul Revere common stock held by Textron was converted into the right to receive $20.00 in cash plus .1578 of a share of Common Stock (the "Textron Consideration"). Any Paul Revere stockholder who surrenders such holder's shares without making an election will be deemed to have elected to receive the Cash Consideration.

  Prior to consummation of the Paul Revere Merger, Textron owned 37,500,000 shares of Paul Revere common stock, or approximately 83 percent of the 45,000,000 outstanding shares of Paul Revere common stock. Accordingly, the shares of Paul Revere common stock held by Textron were converted at the effective time of the Paul Revere Merger into the right to receive $750.0 million in cash and an aggregate of 5,917,500 shares of Common Stock. As of April 21, 1997, the former holders of approximately 65.94 percent of the Paul Revere common stock (other than Textron) had elected to receive the Stock Consideration (entitling such holders to receive an aggregate of approximately 3,793,255 shares of Common Stock), approximately .08 percent had elected to receive the Cash Consideration (entitling such holders to receive an aggregate of $161,304 in cash), and the remaining approximately 33.98 percent had not yet surrendered their shares of Paul Revere common stock for exchange.

  The Company has funded the required cash payments to be made to Textron and the other former Paul Revere stockholders with the proceeds of the sale of 9,523,810 shares of Common Stock to Zurich Insurance Company ("Zurich") and various affiliates of Zurich for $300.0 million in cash and with approximately $525.0 million of borrowings under the Company's existing line of credit. See "--Zurich Relationship" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  An appeal of the decision of the Massachusetts Commissioner of Insurance approving the acquisition of control of the Paul Revere insurance subsidiaries domiciled in Massachusetts by the Company has been filed by George E. Ginther and Niagara Financial Services, Inc. Mr. Ginther appeared and testified at the hearing held in connection with such acquisition of control prior to the approval on March 24, 1997 by the Massachusetts Commissioner of Insurance. The appeal alleges that the findings in the decision were unsubstantiated by the evidence and that the statutory criteria for approval of the merger were not met. The appeal requests a trial de novo before a state court to determine if the merger meets the statutory criteria under Massachusetts law, and requests that the application of the order approving the merger be stayed and that the merger be ultimately disapproved, or conditionally approved. The Company believes the likelihood of success of the appeal is remote, and the Company intends to promptly file a motion to dismiss and otherwise to defend the approval vigorously. However, there can be no absolute assurance that such appeal will not result in a decision that is materially adverse to the Company.

  On May 1, 1997, the California Insurance Commissioner notified the Company that because Paul Revere Variable was commercially domiciled in the State of California during 1996, the Company should have filed an application on Form A with the Commissioner seeking approval of the change in control of Paul Revere Variable in connection with the Paul Revere Merger. The Company is in the process of preparing a submission to the California Insurance Commissioner. Although the Company intends to seek such approval and believes that failure to obtain such approval would not have a material adverse effect on the Company, there can be no assurance that such approval can be obtained.

PAUL REVERE RESERVE STRENGTHENING

  Paul Revere's individual disability insurance segment reported a loss before income taxes of $343.3 million for the nine months ended September 30, 1996, as compared to income before income taxes of $48.5 million during the comparable period of 1995. This loss was attributable to reserve strengthening of $380.0 million, before income taxes, recorded in the third quarter of 1996. The reserve strengthening recorded was prompted by the results of a comprehensive study of the adequacy of its individual disability reserves under GAAP completed in October 1996. In connection with such reserve study, Paul Revere received an actuarial report from an independent actuarial firm, which report concluded that the net individual disability reserves of $2.2 billion reported by Paul Revere at September 30, 1996, which reflected the $380.0 million reserve strengthening adjustment, were adequate on a GAAP basis, based on the assumptions reflected therein.

  Subsequently, Paul Revere completed, in cooperation with the Massachusetts Division of Insurance, a comprehensive study of the adequacy of its statutory individual disability reserves, as a result of which Paul Revere's statutory reserves were increased by $144.0 million. Pursuant to the Amended and Restated Voting Agreement, dated as of April 29, 1996 (the "Textron Voting Agreement"), between Textron and the Company, Textron contributed to Paul Revere $121.0 million, representing the amount of required statutory reserve increases, net of tax benefits. See "--Textron Agreements."

TEXTRON AGREEMENTS

  Under the original terms of the Paul Revere Merger Agreement entered into on April 29, 1996, Textron was entitled to receive the Mixed Consideration. On November 5, 1996, the parties entered into the Paul Revere Merger Agreement as amended and restated, pursuant to which Textron was entitled to receive the Textron Consideration in lieu of the Mixed Consideration. In addition, pursuant to the Textron Voting Agreement and an Agreement, dated as of March 27, 1997, between the Company and Textron (the "Textron Agreement"), Textron, prior to or at the effective time of the Paul Revere Merger, among other things, (i) provided to Paul Revere $146.0 million of additional capital ($121.0 million of which was based on the results of the final determination of the required levels of Paul Revere's statutory reserves), (ii) contributed or agreed to contribute to Paul Revere certain assets having a value of approximately $15.0 million, (iii) reimbursed Paul Revere for certain severance costs, (iv) agreed to hold harmless Paul Revere and the Company from and against specified damages resulting from certain third party claims, and (v) as described below, agreed to pay to the Company certain proceeds from sales of Common Stock received by Textron in the Paul Revere Merger.

  Pursuant to the Textron Agreement, Textron has agreed to use its reasonable efforts to sell for cash all shares of Common Stock received by Textron in the Paul Revere Merger as soon as practicable after the effective date of the Paul Revere Merger, provided that the per share proceeds to Textron from any sale are not less than the Threshold Price (as defined below). Upon each sale of such shares, Textron has agreed to pay to the Company an amount per share equal to the difference (the "Appreciation") between the per share proceeds to Textron (after subtracting all commissions and other costs of sale) from such sale and $38.00 (appropriately adjusted for subdivisions, combinations, splits and other adjustments in the Common Stock after the effective date of the Paul Revere Merger, the "Threshold Price"); provided, that Textron is not required to make any such payment until, and only to the extent that, the Appreciation received by Textron in respect of all such sales exceeds, in the aggregate, $20.0 million (the "Textron Appreciation"). If all 5,917,500 shares of Common Stock held by Textron are sold in this offering, Textron will pay to the Company the net proceeds received by Textron in excess of an aggregate of approximately $244.8 million, or the per share net proceeds in excess of approximately $41.38 per share of Common Stock.

  In the event that by February 27, 1998, Textron has not sold all of the shares of Common Stock received by it in the Paul Revere Merger, the Company has the right, which may be exercised from time to time at the Company's discretion, to repurchase some or all of such shares then held by Textron at a purchase price per share equal to the Threshold Price; provided, that until such time as Textron has realized the entire Textron Appreciation, the purchase price payable by the Company for each share purchased by the Company shall equal, if higher than the Threshold Price, the average (appropriately adjusted for any stock dividend, split, combination or reclassification) of the closing prices for the Common Stock as reported on the NYSE for the ten consecutive Trading Days (as defined in the Paul Revere Merger Agreement) ending on the fifth Trading Day before the day on which such shares are purchased by the Company.

PAUL REVERE FINANCIAL PERFORMANCE

  For the year ended December 31, 1996, Paul Revere reported a net loss of $162.9 million, as compared to net income of $85.3 million and $91.8 million for the years ended December 31, 1995 and 1994, respectively. As noted above, the loss for 1996 is attributable to individual disability reserve strengthening of $380.0 million, before income taxes, recorded in the third quarter of 1996, which resulted in a decrease in net income of $244.3 million, after tax. See "--Paul Revere Reserve Strengthening." The following is an overview of Paul Revere's financial performance for the three years ended December 31, 1996.

  Premiums, Policy and Contract Charges and Fees. Premiums increased in the period from 1994 to 1996 from $944.9 million to $1.14 billion, which increase was primarily attributable to growth in the individual insurance segment and group disability insurance line of business. Deposits received by Paul Revere from its interest-sensitive products (including both life insurance and annuity contracts) declined in 1996 as compared to 1995, and 1995 was relatively flat as compared to 1994. Account balances for these products increased to $2.13 billion at December 31, 1996 as compared to $2.03 billion and $1.85 billion at December 31, 1995 and 1994, respectively.

  Net Investment Income. Net investment income increased by 4.1% in 1996 to $405.6 million as compared to $389.7 million in 1995, and by 6.8% in 1995 as compared to $364.9 million in 1994, as the growth in invested assets more than offset declining portfolio yields. The yields on average invested assets declined in all years due to an interest rate environment offering yields at less than average portfolio rates. In addition, net investment income for the year ended December 31, 1995 was positively impacted by the receipt of $7.7 million representing the interest portion of two federal income tax refunds related to prior years. In 1994, accelerated prepayments on mortgage-backed securities and continued call activity generated an increase in funds available for investment at a time when interest rates were lower than the current portfolio yield. The average yield on Paul Revere's portfolio was 7.70%, 7.90%, and 7.99% in 1996, 1995 and 1994, respectively.

  Net Realized Investment Gains. Net realized investment gains decreased $40.4 million in 1996 to $48.6 million as compared to 1995 and increased $51.4 million in 1995 to $89.0 million from $37.6 million in 1994. The increase in 1995 was attributable to realized investment gains on equity-oriented and fixed income securities. The equity-oriented gains included sales of Textron common stock in accordance with a previously approved commitment. Additionally, in 1995, this increase was partially due to a sale of common stock which was originally acquired in conjunction with a private placement debt financing. Fixed income security sale gains were generated due to the restructuring of the individual disability insurance segment investment portfolios in order to lengthen duration. Net realized investment gains were reduced by increases and increased by decreases in the provision for other than temporary declines in investments. The net decrease in the provision (including those investments subject to direct writedown) was $6.2 million during 1996 compared to net increases of $10.0 million and $9.2 million during 1995 and 1994, respectively.

  Benefits to Policyholders. Benefits to policyholders increased 40.1% in 1996 to $1.46 billion as compared to $1.04 billion in 1995 and 20.3% in 1995 as compared to $864.0 million in 1994. The increase in 1996 was primarily the result of individual disability reserve strengthening of $380.0 million, before income taxes, recorded in the third quarter of 1996. This reserve strengthening resulted in a decrease to net income of $244.3 million, after tax. The increase in 1995 as compared to 1994 was primarily attributable to adverse claim experience in the individual disability insurance segment. This adverse claim experience resulted principally from Paul Revere's excess-risk reinsurance line of business and the core block of policies issued during 1985-1989, especially in Florida and California. In addition, business issued to physicians performed below expectations. In 1995, due to the continued deterioration of claim experience in the excess-risk reinsurance business, Paul Revere recorded reserve strengthening of $59.0 million, before income taxes.

  Other Expenses. Paul Revere's expense ratio (excluding goodwill) was 33.1%, 33.2% and 34.7% for the years ended December 31, 1996, 1995 and 1994, respectively. The ratio remained relatively flat in 1996 compared to 1995. The decrease in 1995 as compared to 1994 was primarily attributable to higher levels of premium revenues coupled with more aggressive expense management, including various initiatives to reduce home office and field expenses.

  Amortization of deferred costs increased $4.1 million in 1996 as compared to 1995 and increased $12.4 million in 1995 as compared to 1994. The increase from 1994 to 1995 reflected increasing business volumes in the individual and group disability insurance lines of business, partially offset by the effects of improved persistency.

ZURICH RELATIONSHIP

  On March 27, 1997, the Company consummated the sale of 9,523,810 shares of Common Stock to Zurich for $300.0 million in cash, the proceeds of which were used to fund a portion of the cash payments required to be made to Paul Revere stockholders in the Paul Revere Merger. The Company and Zurich have also entered into a strategic marketing relationship pursuant to which the Company and Zurich have agreed to work with each other to utilize existing products and distribution channels and to explore joint opportunities and other areas to leverage each other's strengths. Zurich has agreed to certain restrictions on acquisitions of shares of Common Stock and is permitted, subject to certain limitations, to designate up to two persons to be nominated to serve as directors of the Company. Zurich has, under certain circumstances and subject to certain exceptions, a first refusal right to acquire shares of Common Stock proposed to be sold by certain members of the Maclellan family or related trusts and foundations. The Company has granted to Zurich certain rights to require the shares of Common Stock acquired by Zurich to be registered under the Securities Act, and the Company has registered such shares in order to facilitate resales of such shares by Zurich.

                                USE OF PROCEEDS

  Pursuant to an agreement between the Company and the Selling Stockholder, the Selling Stockholder will pay to the Company a portion of the net proceeds received by the Selling Stockholder from the sale of the shares offered hereby. The Company will receive all of the net proceeds from the sale of shares of Common Stock pursuant to exercise of the U.S. Underwriters' over-allotment option. The net proceeds to the Company from the sale by the Selling Stockholder of the 5,917,500 shares of Common Stock offered by the Selling
Stockholder hereby are estimated to be $            ($            if the U.S.
Underwriters' over-allotment option is exercised in full), assuming a public
offering price of $     per share and after deducting underwriters' discounts
and commissions, expenses payable by the Company, and retention by the Selling Stockholder of the Threshold Price and the Textron Appreciation (as such terms are defined in the Textron Agreement). See "The Paul Revere Merger--Textron Agreements."

  The Company intends to use the net proceeds it receives for general corporate purposes, including possible acquisitions of businesses or assets complementary to the Company's current businesses. The Company regularly engages in discussions to explore acquisition opportunities. The Company currently has no agreements or understandings to acquire any businesses. Pending utilization of the net proceeds received by the Company from this offering, the Company intends to invest them in short-term, income-generating, investment-grade securities.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

  The Common Stock is traded on the NYSE under the symbol "PVT." The following table sets forth for the indicated calendar quarters the high and low sales prices for the Common Stock, as reported in the NYSE consolidated transaction system, and the dividends declared per share of Common Stock since January 1, 1995.

                                                         SALES
                                                        PRICES
                                                       ------------    DIVIDENDS
                                                       HIGH    LOW     DECLARED
                                                       ----    ----    ---------
1995
 First Quarter........................................ $24 7/8 $21 1/2   $.18
 Second Quarter.......................................   26     20 1/2    .18
 Third Quarter........................................  27 1/2  21 7/8    .18
 Fourth Quarter.......................................  33 7/8  26 1/4    .18
1996
 First Quarter........................................ $ 35    $ 29      $.18
 Second Quarter.......................................  37 1/4  28 1/2    .18
 Third Quarter........................................   39     35 3/4    .18
 Fourth Quarter.......................................  51 1/2  36 7/8    .18
1997
                                                               $ 46
 First Quarter........................................ $57 3/4  3/8      $.18
 Second Quarter (through April 22, 1997)..............  59 1/4   52

  As of March 31, 1997, there were approximately 1,305 holders of record of the Common Stock and 66,884,726 shares of Common Stock outstanding.

  The Company has paid consecutive cash dividends on its shares for over 40 years. The payment of future dividends will depend upon future earnings, the financial condition of the Company, restrictions contained in loan agreements, and other factors.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company and its subsidiaries as of December 31, 1996 (i) on an actual basis,
(ii) as adjusted to reflect, on a pro forma basis, the Paul Revere Merger, and
(iii) as adjusted further to reflect the sale by the Selling Stockholder of the 5,917,500 shares of Common Stock offered hereby and payment to the Company of a portion of the net proceeds therefrom (at an assumed public offering
price of $     per share). See "The Paul Revere Merger--Textron Agreement."
The pro forma information reflecting the Paul Revere Merger based on the assumption that Paul Revere stockholders (other than Textron) elect to receive the Stock Consideration has been derived from, and should be read in conjunction with, pro forma financial information incorporated by reference herein. See "Available Information" and "Incorporation of Certain Documents by Reference."

                                                      DECEMBER 31, 1996
                                               --------------------------------
                                                         PRO FORMA  AS ADJUSTED
                                                          FOR THE   FURTHER FOR
                                                        PAUL REVERE     THE
                                                ACTUAL    MERGER     OFFERING
                                               -------- ----------- -----------
                                                        (IN MILLIONS)
Long-term debt................................ $  200.0  $  581.2    $  581.2
                                               --------  --------    --------
Stockholders' equity:
 Preferred stock, 25,000,000 shares
  authorized, 1,041,534 shares of 8.10%
  Cumulative Preferred Stock issued and
  outstanding.................................    156.2     156.2       156.2
 Common stock, $1.00 par value; 150,000,000
  shares authorized, 45,627,629 shares issued
  and outstanding, 66,825,189 shares issued
  and outstanding pro forma and as adjusted
  (1).........................................     45.6      66.8        66.8
 Additional paid-in capital...................     11.4     730.2
 Retained earnings............................  1,525.4   1,525.4     1,525.4
                                               --------  --------    --------
  Total stockholders' equity..................  1,738.6   2,478.6
                                               --------  --------    --------
   Total capitalization....................... $1,938.6  $3,059.8    $
                                               ========  ========    ========

--------
(1) Excludes an aggregate of 2,119,727 shares of Common Stock reserved for issuance upon exercise of options outstanding as of December 31, 1996.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected historical financial data as of and for the five years in the period ended December 31, 1996 have been derived from the audited consolidated financial statements of the Company, which are incorporated herein by reference. The following selected pro forma financial data reflect consummation of the Paul Revere Merger and have been derived from pro forma financial information of the Company incorporated herein by reference. The information set forth below should be read in conjunction with the Company's and Paul Revere's respective consolidated financial statements (including the notes thereto) and the pro forma financial information relating to the Paul Revere Merger (including the notes thereto), incorporated by reference herein. See "Available Information" and "Incorporation of Certain Documents by Reference."

                             YEAR ENDED                        YEAR ENDED DECEMBER 31,
                          DECEMBER 31, 1996  ---------------------------------------------------------------
                            PRO FORMA (1)       1996         1995         1994         1993         1992
                          -----------------  -----------  -----------  -----------  -----------  -----------
                                        (IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
 DATA:
Revenue:
 Premium income.........     $   2,306.0     $   1,175.7  $   1,251.9  $   1,382.6  $   1,400.2  $   1,490.7
 Net investment income..         1,498.4         1,090.1      1,221.3      1,238.6      1,318.7      1,241.8
 Net realized investment
  gains (losses)........            40.0            (8.6)       (31.7)       (30.1)        43.6        (30.8)
 Other income...........            40.0            34.7        113.8        171.1        175.5        165.0
                             -----------     -----------  -----------  -----------  -----------  -----------
 Total revenue..........         3,884.4         2,291.9      2,555.3      2,762.2      2,938.0      2,866.7
                             -----------     -----------  -----------  -----------  -----------  -----------
Benefits and expenses:
 Benefits to
 policyholders..........         3,110.7 (2)     1,661.2      1,904.6      1,981.2      2,502.8      2,102.6
 Amortization of policy
  acquisition costs.....            74.0            64.0         71.0         59.4         61.0         66.9
 Commissions and other
 expenses...............           742.6           340.5        403.7        520.7        514.3        517.4
                             -----------     -----------  -----------  -----------  -----------  -----------
 Total benefits and
 expenses...............         3,927.3         2,065.7      2,379.3      2,561.3      3,078.1      2,686.9
                             -----------     -----------  -----------  -----------  -----------  -----------
Income (loss) before
 federal income taxes...           (42.9)          226.2        176.0        200.9       (140.1)       179.8
Federal income taxes
(credit)................            (8.5)           80.6         60.4         65.6        (58.9)        67.2
                             -----------     -----------  -----------  -----------  -----------  -----------
Net income (loss).......     $     (34.4)(2) $     145.6  $     115.6  $     135.3  $     (81.2) $     112.6
                             ===========     ===========  ===========  ===========  ===========  ===========
Net income (loss) per
common share............     $      (.71)    $      2.92  $      2.27  $      2.71  $     (2.03) $      2.49
                             ===========     ===========  ===========  ===========  ===========  ===========
Weighted average common
 shares outstanding ....      66,719,977      45,522,417   45,381,373   45,311,053   45,200,914   45,175,980
BALANCE SHEET DATA (AT
YEAR END):
Total assets............     $  22,642.2     $  14,992.5  $  16,301.3  $  17,149.9  $  16,891.9  $  15,925.1
Long-term debt including
 capital lease
 obligations............           581.2           200.0        200.0        202.5        247.6        206.2
Total debt..............           607.4           200.0        201.4        216.9        276.6        477.3
Common stockholders'
equity..................         2,322.4         1,582.4      1,496.1      1,012.9      1,245.4      1,387.5

--------
(1) Reflects consummation of the Paul Revere Merger as of January 1, 1996 for statement of operations data and as of December 31, 1996 for balance sheet data, in each case assuming that Paul Revere stockholders (other than Textron) elect to receive the Stock Consideration. See "The Paul Revere Merger."
(2) Includes reserve strengthening of $380.0 million, before income taxes, recorded by Paul Revere in the third quarter of 1996, which resulted in a decrease in net income of $244.3 million. See "The Paul Revere Merger-- Paul Revere Reserve Strengthening."

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OPERATING RESULTS

  Revenue excluding net realized investment gains and losses (hereinafter "revenue") declined $286.5 million in 1996, or 11.1 percent, to $2.30 billion in 1996 from $2.59 billion in 1995. Revenue includes premium income, net investment income, and other income. This decline resulted from decreased revenue of $338.2 million in the Other Operations segment. This decline was partly offset by increased revenue of $28.3 million and $23.4 million in the Individual Life and Disability segment and Employee Benefits segment, respectively.

  In 1995, revenue declined $205.3 million, or 7.4 percent, to $2.59 billion from $2.79 billion in 1994. This decline resulted from decreased revenue of $295.4 million in the Other Operations segment. This decline was partly offset by increased revenue of $62.7 million in the Individual Life and Disability segment and of $27.4 million in the Employee Benefits segment.

  Income before net realized investment gains and losses and federal income taxes (hereinafter "income") increased $27.1 million, or 13.0 percent, to $234.8 million in 1996 from $207.7 million in 1995. The increase resulted from higher income of $80.8 million in the Individual Life and Disability segment and of $7.7 million in the Employee Benefits segment. These increases were partly offset by decreased income of $61.4 million in the Other Operations segment.

  In 1995, income was $207.7 million, compared to $231.0 million in 1994. The decline resulted from decreased income of $23.2 million in the Employee Benefits segment and of $16.7 million in the Individual Life and Disability segment. These declines were only partly offset by increased income of $16.6 million in the Other Operations segment.

  Net income totaled $145.6 million in 1996, compared to $115.6 million in 1995 and $135.3 million in 1994. Net realized investment losses after federal income taxes were $5.4 million in 1996, $20.7 million in 1995, and $22.5 million in 1994.

INDIVIDUAL LIFE AND DISABILITY OPERATING RESULTS

                                                      YEAR ENDED DECEMBER 31,
                                                   -----------------------------
                                                     1996      1995      1994
                                                   --------- --------- ---------
                                                           (IN MILLIONS)
REVENUE EXCLUDING NET REALIZED INVESTMENT GAINS:
Premium income:
 Individual disability income....................  $   582.8 $   584.5 $   578.7
 Individual life and annuities...................       63.5      62.9      66.2
                                                   --------- --------- ---------
   Total premium income..........................      646.3     647.4     644.9
Net investment income............................      393.6     361.3     302.4
Other income.....................................        7.7      10.6       9.3
                                                   --------- --------- ---------
     Total.......................................    1,047.6   1,019.3     956.6
                                                   --------- --------- ---------
BENEFITS AND EXPENSES:
Policy and contract benefits.....................      477.1     443.7     381.3
Change in reserves for future policy and contract
 benefits and
 policyholders' funds............................      220.5     303.6     297.6
Amortization of deferred policy acquisition
 costs...........................................       55.6      59.0      53.0
Other expenses...................................      177.1     176.5     171.5
                                                   --------- --------- ---------
     Total.......................................      930.3     982.8     903.4
                                                   --------- --------- ---------
Income before net realized investment gains and
 federal income taxes............................      117.3      36.5      53.2
Net realized investment gains....................        8.5       4.7       5.8
                                                   --------- --------- ---------
Income before federal income taxes...............  $   125.8 $    41.2 $    59.0
                                                   ========= ========= =========
SALES--ANNUALIZED NEW PREMIUMS:
Individual disability income.....................  $    45.1 $    55.2 $    65.0
Individual life..................................        6.7       7.1       9.2
DEPOSITS--DEFERRED ANNUITIES.....................       21.2      82.4     141.8
LIFE INSURANCE IN FORCE..........................   12,585.2  12,709.1  12,683.6

  Revenue in the Individual Life and Disability segment increased $28.3 million, or 2.8 percent, to $1,047.6 million in 1996 from $1,019.3 million in 1995. Net investment income increased $32.3 million, or 8.9 percent, to $393.6 million in 1996 from $361.3 million in 1995. This increase was primarily the result of an increased allocation of capital to the individual disability income line of business. Premium income in this segment declined $1.1 million or .2 percent, to $646.3 million in 1996 from $647.4 million in 1995. In the individual disability income line of business, premium income declined $1.7 million, or .3 percent, to $582.8 million in 1996 from $584.5 million in 1995. In the individual life line of business, premium income increased $.4 million, or .6 percent, to $63.3 million in 1996 from $62.9 million in 1995.

  In 1995, revenue in the Individual Life and Disability segment increased $62.7 million, or 6.6 percent, to $1,019.3 million from $956.6 million in 1994. This increase was primarily the result of higher net investment income. Net investment income in this segment increased $58.9 million, or 19.5 percent, due to an increased allocation of capital to the individual disability income line of business and higher investment income from the individual annuity line of business. Premium income in this segment increased $2.5 million to $647.4 million in 1995 from $644.9 million in 1994. In the individual disability income line, premium income was $584.5 million in 1995, compared to $578.7 million in 1994, while the individual life line of business experienced a decline in premium income from $66.2 million in 1994 to $62.9 million in 1995.

  In November 1994, the Company announced its intention to discontinue selling individual noncancelable disability contracts with long-term own-occupation provisions (other than conversion policies available under existing contractual arrangements). The Company is focusing on replacing the traditional noncancelable long-term own-occupation contracts with "loss of earnings" contracts which insure income rather than occupation. During the transition to the new products, revenue in this line was expected to decline as a result of a period of lower premiums associated with the new products. The magnitude and duration of the expected decline are dependent on the response of customers and competitors in the industry. In 1996, annualized new premiums for individual disability income declined $10.1 million, or 18.3 percent, to $45.1 million, from $55.2 million in 1995. In the second half of 1996, annualized new premiums totaled $24.6 million compared to $20.5 million in the first half of 1996 and $21.5 million in the second half of 1995.

  Income in the Individual Life and Disability segment increased $80.8 million to $117.3 million in 1996 from $36.5 million in 1995. The improvement was primarily due to improved results in the individual disability income and the individual life lines of business. In the individual disability income line, income increased $78.2 million to $91.3 million in 1996, from $13.1 million in 1995. This significant improvement was primarily due to a lower level of new claims in the third and fourth quarters of 1996 along with higher levels of claim resolutions. Management believes substantial investments in the individual disability claims management process since the first quarter of 1995 helped produce the improvement in results in this line. The major elements of this investment included an emphasis on early intervention to better respond to the specific nature of the claims, increased specialization to properly adjudicate the increasingly specialized nature of disability claims, and an increased level of staffing with experienced claim adjusters. In addition, net investment income in this line increased due to a higher allocation of capital to this line of business. Income in the individual life line of business increased $3.2 million, or 15.3 percent, to $24.1 million in 1996 from $20.9 million in 1995, while the individual annuities line of business produced income of $1.9 million in 1996 compared to $2.5 million in 1995.

  In 1995, income in the Individual Life and Disability segment declined $16.7 million, or 31.4 percent, to $36.5 million, compared to $53.2 million in 1994. The decline was primarily due to the individual disability income line which produced income of $13.1 million in 1995, compared to $27.1 million in 1994. Poor results in the first quarter of 1995 from adverse claim experience on individual noncancelable disability income contracts with long-term own-occupation provisions which were issued between 1983 and 1989 were the primary reason for the decline. Specifically, the average size of new claims in the first quarter of 1995 was higher than the average level experienced for all of 1994, and the level of claim resolutions was lower relative to 1994. During the last three quarters of 1995, claim resolutions were higher relative to the first quarter of 1995 and all of 1994. Management believes that the improvement in the final three quarters of 1995 was primarily the result of the allocation of significant resources to the Company's disability claims management unit. Lower income from the individual life and individual annuities lines of business also contributed to the decreased income in this segment. Income in the individual life line declined to $20.9 million in 1995, compared to $22.9 million in 1994, while income from the individual annuities line declined to $2.5 million in 1995 from $3.2 million in 1994.

  Deposits on deferred annuities sold through financial institutions totaled $8.1 million in 1996, compared to $78.2 million in 1995 and $131.8 million in 1994. This decline was primarily the result of the termination of certain marketing relationships. Deposits on annuities sold through other distribution channels were $13.1 million in 1996, compared to $4.2 million in 1995 and $10.0 million in 1994.

  The Company performed a loss recognition study on its individual disability income business as of September 30, 1993. The study resulted in a $423.0 million pre-tax or $275.0 million after-tax charge to operating earnings. The charge was required under GAAP due to the significant decline in interest rates in 1993 and the increased level of morbidity experienced by the Company. Since 1993, the Company has performed annual loss recognition studies to determine the continued adequacy of the reserves that were established. Based upon the December 1996 loss recognition study, which incorporates management's best estimate for the assumptions used, reserves were adequate at December 31, 1996.

  The Company has engaged outside consultants to work with its personnel in refining its methodology for analyzing frequency and severity rates, as well as other factors that may affect reserve adequacy. Management intends to continue to work to provide the Company with a better methodology for anticipating changes in morbidity rates and a better methodology for reflecting those changes in the management of its business. Significant testing of any methodology must be undertaken. The preliminary results of the Company's analyses, which are subject to further development, testing and review, suggest a sufficiency in the Company's reserves.

  It is not possible to predict with certainty whether morbidity, interest rates, and expenses will continue at a level consistent with the assumptions used in the loss recognition study, improve, or deteriorate; however, the current assumptions as to these factors represent management's best estimates in light of present circumstances. Additional increases to reserves would be required if there is material deterioration in morbidity, interest rates, and/or expenses. As part of its ongoing management of this line of business, the Company will conduct a loss recognition study annually to validate the continued adequacy of current reserves.

EMPLOYEE BENEFITS OPERATING RESULTS

                                                      YEAR ENDED DECEMBER 31,
                                                   -----------------------------
                                                     1996      1995      1994
                                                   --------- --------- ---------
                                                           (IN MILLIONS)
REVENUE EXCLUDING NET REALIZED INVESTMENT GAINS:
Premium income:
 Voluntary benefits..............................  $    70.6 $    66.3 $    58.7
 Group life......................................      177.8     167.0     167.6
 Medical stop-loss...............................       49.4      62.2      66.9
 Group disability................................       69.4      59.5      53.6
 Packaged products...............................      134.2     130.9     118.8
                                                   --------- --------- ---------
   Total premium income..........................      501.4     485.9     465.6
Net investment income............................       97.9      90.6      85.5
Other income.....................................        6.8       6.2       4.2
                                                   --------- --------- ---------
     Total.......................................      606.1     582.7     555.3
                                                   --------- --------- ---------
BENEFITS AND EXPENSES:
Policy and contract benefits.....................      362.9     382.2     334.2
Change in reserves for future policy and contract
 benefits and
 policyholders' funds............................       73.7      48.1      54.1
Amortization of deferred policy acquisition
 costs...........................................        8.4      12.0       6.4
Other expenses...................................      104.8      91.8      88.8
                                                   --------- --------- ---------
     Total.......................................      549.8     534.1     483.5
                                                   --------- --------- ---------
Income before net realized investment gains and
 federal income taxes............................       56.3      48.6      71.8
Net realized investment gains....................         .1       3.9       1.6
                                                   --------- --------- ---------
Income before federal income taxes...............  $    56.4 $    52.5 $    73.4
                                                   ========= ========= =========
SALES--ANNUALIZED NEW PREMIUMS:
Voluntary benefits...............................  $    23.0 $    20.2 $    20.6
Group life.......................................       37.8      24.2      16.7
Group disability.................................       16.5      10.7      14.4
LIFE INSURANCE IN FORCE..........................   87,079.7  83,276.3  71,460.5

  Revenue in the Employee Benefits segment increased $23.4 million, or 4.0 percent, to $606.1 million in 1996 from $582.7 million in 1995. The increase was primarily due to higher premium income which increased $15.5 million, or
3.2 percent, to $501.4 million in 1996 from $485.9 million in 1995. The increase was primarily the result of higher premium income in the voluntary benefits, group life, group disability, and packaged products lines of business, which more than offset lower premium income in the medical stop-loss line of business. Net investment income in this segment increased $7.3 million, or 8.1 percent, to $97.9 million in 1996 from $90.6 million in 1995.

  In 1995, revenue in the Employee Benefits segment increased $27.4 million, or 4.9 percent, to $582.7 million from $555.3 million in 1994. Premium income increased $20.3 million, or 4.4 percent, to $485.9 million in 1995 from $465.6 million in 1994. The increase in premium income in this segment was primarily the result of higher premium income in the voluntary benefits, group disability, and packaged products lines of business, which more than offset lower premium income in the group life and medical stop-loss lines of business. Net investment income in this segment increased $5.1 million, or 6.0 percent, to $90.6 million in 1995, compared to $85.5 million in 1994.

  Income in the Employee Benefits segment increased $7.7 million, or 15.8 percent, to $56.3 million in 1996 from $48.6 million in 1995. The increase was primarily due to improved results in the voluntary benefits and group disability lines of business. Income in the voluntary benefits line was $14.7 million in 1996 compared to $7.9 million in 1995. Income in the group disability line was $2.9 million in 1996 compared to a loss of $12.8 million in 1995. Both lines benefited from improved profitability following repricing actions in 1995. The improvement in income in these lines of business was partly offset by lower income in the group life, medical stop-loss, and packaged products lines of business.

  In 1995, income in the Employee Benefits segment declined to $48.6 million, compared to $71.8 million in 1994. This decline was primarily the result of lower income in the medical stop-loss and group disability lines of business. Income in the medical stop-loss line declined to $16.4 million in 1995 as compared to $26.6 million in 1994, primarily as a result of lower premium income and higher loss ratios. Income in the group disability line declined to a loss of $12.8 million in 1995 from a loss of $4.5 million in 1994, primarily due to higher claim incidence and severity. These losses were primarily attributable to business associated with the medical and legal occupations. During the first quarter of 1995, the Company notified the existing group disability customers in the medical and legal occupational categories that coverages would be terminated under the terms of the existing contracts during 1995, and the Company would no longer accept proposals for group disability coverage of new medical or legal groups. This action impacted approximately 15 percent of the group disability block of business. The group life and voluntary benefits lines of business also produced lower income in 1995 compared to 1994, while the packaged products line reported an increase in income.

OTHER OPERATIONS OPERATING RESULTS

                                                    YEAR ENDED DECEMBER 31,
                                                  -----------------------------
                                                    1996      1995      1994
                                                  --------  --------  ---------
                                                         (IN MILLIONS)
REVENUE EXCLUDING NET REALIZED INVESTMENT
 LOSSES:
Premium income:
 Corporate-owned life...........................  $   23.6  $   24.8  $    26.1
 Group single premium annuities.................       1.9        .5        4.7
 Other..........................................       2.5      93.3      241.3
                                                  --------  --------  ---------
   Total premium income.........................      28.0     118.6      272.1
Net investment income...........................     598.6     769.4      850.7
ASO fees........................................       --       37.2      110.9
Gain on sale of group medical business..........       --       21.8        --
Other income....................................      20.2      38.0       46.7
                                                  --------  --------  ---------
     Total......................................     646.8     985.0    1,280.4
                                                  --------  --------  ---------
BENEFITS AND EXPENSES:
Policy and contract benefits....................     376.5     593.8      791.3
Change in reserves for future policy and
 contract benefits and
 policyholders' funds...........................     150.5     133.2      122.7
Other expenses..................................      58.6     135.4      260.4
                                                  --------  --------  ---------
     Total......................................     585.6     862.4    1,174.4
                                                  --------  --------  ---------
Income before net realized investment losses and
 federal income taxes...........................      61.2     122.6      106.0
Net realized investment losses..................     (17.2)    (40.3)     (37.5)
                                                  --------  --------  ---------
Income before federal income taxes..............  $   44.0  $   82.3  $    68.5
                                                  ========  ========  =========
FUNDS UNDER MANAGEMENT AND EQUIVALENTS AT END OF
 YEAR:
Group single premium annuities..................  $1,188.1  $1,197.8  $ 1,209.5
Traditional GICs................................   3,204.3   4,838.0    7,042.6
Separate account GICs...........................      68.3     146.1      138.9
Synthetic GICs..................................   2,176.6   2,571.9    1,626.8
Other...........................................     304.7     301.1      275.5
                                                  --------  --------  ---------
     Total......................................  $6,942.0  $9,054.9  $10,293.3
                                                  ========  ========  =========
LIFE INSURANCE IN FORCE.........................  $2,999.6  $2,967.2  $ 2,641.5

  The Other Operations segment includes the Company's group pension products, its corporate-owned life insurance ("COLI") products, corporate (unallocated) capital and assets, and the medical services business sold in 1995 (see Note 13 of the Notes to Consolidated Financial Statements, incorporated by reference herein). The group pension and COLI blocks of business are essentially closed blocks of business which have been segregated for reporting and monitoring purposes. The group pension products include the Company's traditional guaranteed investment contracts ("GICs"), group single premium annuities ("SPAs"), and synthetic GICs.

  Revenue in the Other Operations segment declined $338.2 million, or 34.3 percent, to $646.8 million in 1996 from $985.0 million in 1995. The decline was partially due to the sale of the medical services line of business, which, prior to its sale on April 30, 1995, contributed operating revenue of $146.1 million and a gain from the sale of the business of $21.8 million. In addition, revenue in the group pension line of business declined $177.2 million, or 30.3 percent, to $408.4 million in 1996 from $585.6 million in 1995 due to a decrease in funds under management resulting from the strategic decision to discontinue the sale of traditional GICs. Premium income in this segment declined $90.6 million, or 76.4 percent, to $28.0 million in 1996 from $118.6 million in 1995. This decline was due to the sale of the medical services line of business, which produced $90.9 million of premium income prior to its sale in the second quarter of 1995.

  In 1995, revenue in the Other Operations segment declined $295.4 million, or
23.1 percent, to $985.0 million as compared to $1,280.4 million in 1994. Premium income in this segment declined $153.5 million to $118.6 million in 1995 as compared to $272.1 million in 1994. The primary reason for this decline was the sale of the medical services business which produced premium income of $241.3 million in 1994 and $90.9 million in 1995 prior to its sale effective April 30, 1995. Net investment income declined $81.3 million to $769.4 million in 1995 from $850.7 million in 1994. The primary reason for this decline was the decrease in funds under management in the group pension line of business. Net investment income in the group pension line declined $80.0 million to $574.2 million in 1995 as compared to $654.2 million in 1994. In addition, net investment income from corporate (unallocated) capital and assets declined due to additional capital being allocated to the individual disability income line of business. Administrative services only fees associated with the medical services business declined due to the sale of the medical services business in 1995. These fees totaled $110.9 million in 1994 and $37.2 million in 1995.

  The Company announced in December 1994 that it would discontinue the sale of traditional GICs. Funds under management for the group pension line excluding deposits for synthetic GICs totaled $4.77 billion at December 31, 1996, compared to $6.48 billion at December 31, 1995, a decrease of 26.5 percent. In 1995, funds under management decreased 25.2 percent, from $8.67 billion at December 31, 1994.

  In 1995, the Company extended an offer to GIC contract holders to surrender their contracts on a more favorable basis than would otherwise be available to them. Contracts with a book value of $291.7 million were surrendered under the offer. The Company has no plans for another offer of this kind. Early surrenders of traditional GICs totaled $40.8 million in 1996 and $662.1 million in 1995. The Company does not anticipate significant early withdrawals on its remaining GICs as virtually all of the contracts are subject to a market value adjustment for early withdrawal.

  In keeping with management's strategic desire to focus its resources in the Individual Life and Disability and Employee Benefits segments, the Company decided to discontinue the sale of synthetic GICs and is selling this block of business through an assumptive reinsurance transaction which is subject to the approval of the contract holders and respective state regulators. This sale is expected to be completed by December 31, 1997. Accumulated funds from the sale of the Company's synthetic GICs totaled $2.18 billion at December 31, 1996, $2.57 billion at December 31, 1995, and $1.63 billion at December 31, 1994.

  Revenue in this segment is expected to continue to decline as a result of the discontinuance of the sales of traditional GICs and group SPAs and the run-off of the funds under management. As the traditional GICs mature, capital will be available for use by the Company as amounts allocated to this line are released.

  Income in 1996 declined $61.4 million to $61.2 million from $122.6 million in 1995. This decline was partially due to the 1995 sale of the medical services line of business, which produced operating income of $3.2 million and a gain from the sale of $21.8 million during 1995. In addition, the decline in this segment was due to lower income in the group pension line of business, which declined $26.1 million, or 35.4 percent, to $47.6 million in 1996 from $73.7 million in 1995. The decline in this line was primarily the result of lower funds under management and lower income from a reduced amount of capital allocated to this line. Income from the COLI line of business declined slightly to $19.7 million in 1996 as compared to $20.5 million in 1995.

  Income in this segment increased $16.6 million to $122.6 million in 1995 from $106.0 million in 1994. Higher income in the group pension line of business and the gain from the sale of the medical services line were the primary reasons for the increase in income. The group pension line produced income of $73.7 million in 1995, compared to $48.8 million in 1994. This line of business benefited from an improvement in the spread between interest credited on contracts and the interest earned on the invested assets, as well as income from bond call premiums, early surrender penalties, and lower expenses. Income from the block of COLI declined slightly to $20.5 million in 1995 from $21.1 million in 1994. This decline in income was primarily attributable to a decline in premium income in this line of business. Income from the medical services line of business declined to $3.2 million for the four months of 1995 from $16.9 million for the year 1994. In addition, the Other Operations segment in 1995 included an unusually high level of corporate expenses related to several initiatives underway within the Company.

  Management expects that income in 1997 from the group pension line will decline from the levels recorded in 1996 as the funds under management decline. Management also expects that the level of corporate expenses related to this segment will be lower in 1997 than in 1996.

LIQUIDITY AND CAPITAL RESOURCES

  As a holding company, the Company is dependent upon payments from its wholly-owned insurance subsidiaries and Genex to pay dividends to its stockholders and to pay its expenses. These payments by the Company's subsidiaries may take the form of either dividends or interest payments on amounts loaned to such subsidiaries by the Company.

  State insurance laws generally restrict the ability of insurance companies to pay cash dividends or make other payments to their affiliates in excess of certain prescribed limitations. In Tennessee, Provident's state of domicile, regulatory approval is required if an insurance company seeks to make loans to affiliates in amounts equal to or in excess of three percent of the insurer's admitted assets, or to pay cash dividends in any 12-month period in excess of the greater of such company's net gain from operations of the preceding year or ten percent of its surplus as regards policyholders at the end of the preceding year, each as determined in accordance with prescribed or permitted statutory accounting practices. The maximum annual dividend which a Massachusetts insurance company is permitted to pay without the prior approval of the Massachusetts Commissioner of Insurance is the greater of (a) ten percent of the insurance company's surplus to policyholders as of the thirty-first day of December next preceding or (b) the insurance company's statutory net gain from operations for the 12-month period ending the thirty-first day of December next preceding. Legislation enacted in Massachusetts further provides that any dividend not paid out of earned surplus may be made only with prior approval of the Massachusetts Commissioner of Insurance. In November 1996, Provident National Assurance Company ("National") made an extraordinary cash distribution in the amount of $100.0 million to the Company. An aggregate of $141.5 million would be available in 1997 for the payment of dividends or other distributions by the Company's top-tier insurance subsidiaries without regulatory approval.

  The Company's requirements are met primarily by cash flow provided from operations, principally in its insurance subsidiaries. Premium and investment income as well as maturities and sales of invested assets provide the primary sources of cash. Cash flow from operations was sufficient in 1996. Cash is applied to the payment of policy benefits, costs of acquiring new business (principally commissions) and operating expenses, as well as purchases of new investments. The Company has established an investment strategy that management believes will provide for adequate cash flow from operations.

  The Company expects no material adverse effect on its liquidity as a result of the discontinuance of the sales of traditional GICs. While traditionally the investment strategy for this product line has been to match the effective asset durations with the related expected liability durations, the Company has moved to a cash flow matching strategy.

  In May 1995, the Company sold 26 restructured mortgage loans with a principal amount of $147.5 million and a book value of $122.6 million. The transaction resulted in a before-tax realized investment loss of $23.1 million. In October 1995, the Company completed the sale of commercial mortgage loans with a principal amount and a book value of $962.4 million through a securitization collateralized by 366 loans. The transaction resulted in a before-tax realized investment gain of $8.9 million. In February 1996, the Company sold 24 mortgage loans with a principal amount of $81.6 million and a book value of $75.9 million, realizing a before-tax investment loss of $5.7 million. These transactions increased the liquidity of the investment portfolio and facilitated the move to a cash flow matching strategy for the GIC portfolios. The proceeds from the mortgage sales were reinvested in fixed maturity securities and were also used to fund the limited-time GIC surrender offer in 1995 described in "Other Operations."

  The sale of the mortgage loans is expected to result in lower investment income in the future, as well as lower net realized investment losses and lower investment expenses. Overall, the Company expects these transactions to have a positive effect on net income in future years. Management also expects the transactions to improve asset quality, liquidity, asset/liability management, and the capital adequacy ratios.

  On April 29, 1996, the Company announced that it had entered into the Paul Revere Merger Agreement pursuant to which the Company would acquire Paul Revere at a price of approximately $1.2 billion. The Company and Textron announced on November 6, 1996, that the Paul Revere Merger Agreement had been amended and restated and that, in connection with that amendment and restatement, Textron had agreed to provide additional capital to Paul Revere and that the parties would make certain other adjustments relating to the Company's acquisition of Paul Revere. This followed the announcement by Paul Revere of a $244.3 million after-tax reserve strengthening in its individual disability insurance segment in the third quarter of 1996. The strengthening reflected the results of a previously announced comprehensive reserve study prepared in accordance with GAAP.

  The financial terms of the acquisition set forth in the amended and restated Paul Revere Merger Agreement were unchanged to Paul Revere's public stockholders from those of the original Paul Revere Merger Agreement. Under the terms of the Paul Revere Merger Agreement as amended and restated, Textron committed to make a capital contribution to Paul Revere of between $100.0 million and $180.0 million. The amount of the contribution, determined by the amount of statutory reserve strengthening required by the Massachusetts Division of Insurance as a condition to approving the acquisition of Paul Revere by the Company, was $121.0 million on an after-tax basis, of which $83.5 million was contributed to Paul Revere as of December 31, 1996, and $37.5 million was contributed on February 18, 1997. Textron also agreed to the resetting of the exchange ratio used in computing the number of shares of Common Stock that constituted the stock portion of the merger consideration Textron received for its 37.5 million shares of Paul Revere stock. The exchange ratio for Textron as defined in the original Paul Revere Merger Agreement was to be no lower than .0295, compared to a minimum Textron exchange ratio of .0263 under the amended and restated Paul Revere Merger Agreement. This change reduced the number of shares of Common Stock that Textron was entitled to receive. Additional consideration totaling approximately $40 million was also contributed to Paul Revere by Textron. The amended and restated Paul Revere Merger Agreement contains certain limited purpose hold harmless provisions pursuant to which Textron agreed to indemnify the Company from specified damages. Subsequently, Textron agreed to enter into the Textron Agreement, pursuant to which, among other things, Textron agreed to pay to the Company a portion of the net proceeds received by Textron from the sale of the shares of Common Stock offered hereby. See "The Paul Revere Merger--Textron Agreements." The Paul Revere Merger was consummated on March 27, 1997.

  The foregoing discussion of the amended and restated Paul Revere Merger Agreement is a summary of the terms of the amended and restated Paul Revere Merger Agreement and is qualified in its entirety by reference to the amended and restated Paul Revere Merger Agreement and the joint press release of the Company and Textron dated November 6, 1996, which have been previously filed with the Commission, together with a more complete description of the terms of the Paul Revere Merger. See "The Paul Revere Merger."

  The Paul Revere Merger was financed through common equity issuance to Zurich and various affiliates of Zurich, common equity issuance to Paul Revere stockholders, debt, and internally generated funds. The debt financing was provided through an $800.0 million five-year revolving credit facility with various domestic and international banks. The revolving credit facility was established in 1996 to provide partial financing for the purchase of Paul Revere, to refinance the existing bank term notes of $200.0 million, and for general corporate uses. At March 31, 1997 and December 31, 1996, outstanding borrowings under the revolving credit facility were

$725.0 million and $200.0 million, respectively. The credit facility has a current interest rate of 5.965 percent and contains certain restrictive covenants governing the Company's ability to pay dividends and requirements that the Company satisfy certain financial covenants, including requirements as to minimum adjusted statutory surplus and RBC levels. The Company believes the cash flows from the combined operations will be sufficient to meet its operating and financing cash flow requirements.

  On February 28, 1997, the Company acquired Genex, a leading provider of case management, vocational rehabilitation, and related services to corporations, third party administrators, and insurance companies. In 1996, Genex's revenues totaled $85.9 million. These services are utilized in the management of disability and worker's compensation claims.

  As a result of the release of capital generated by the run-off of the GIC portfolio, the sale of the commercial mortgage loans, the sale of the medical services line, and other corporate actions, the Company has increased its available capital to support the growth of its businesses, including assisting in the financing of the two acquisitions discussed above. Management continues to analyze potential opportunities to utilize the capital to further enhance stockholder value, including exploring options that would support the Company's growth initiatives.

INVESTMENTS

  Investment activities are an integral part of the Company's business, and profitability is significantly affected by investment results. Invested assets are segmented into portfolios which support the various product lines. Generally, the investment strategy for the portfolios is to match the effective asset durations with related expected liability durations and to maximize investment returns, subject to constraints of quality, liquidity, diversification, and regulatory considerations. This discussion should be read in connection with Note 3 of the Notes to Consolidated Financial Statements incorporated by reference herein. See "Available Information" and "Incorporation of Certain Documents by Reference." The following table provides the distribution of invested assets for the years indicated.

                                                             AT DECEMBER 31,
                                                            -------------------
                                                            1996   1995   1994
                                                            -----  -----  -----
Investment-grade fixed maturity securites..................  77.0%  79.3%  72.6%
Below-investment-grade fixed maturity securities...........   6.7    6.2    4.6
Equity securities..........................................    .1    --      .1
Mortgage loans.............................................   --      .7   10.0
Real estate................................................   1.1    1.4    1.6
Policy loans...............................................  13.1   10.7    9.1
Other......................................................   2.0    1.7    2.0
                                                            -----  -----  -----
  Total.................................................... 100.0% 100.0% 100.0%
                                                            =====  =====  =====

  The following table provides certain investment information and results for the years indicated.

                                                  YEAR ENDED DECEMBER 31,
                                               -------------------------------
                                                 1996       1995       1994
                                               ---------  ---------  ---------
                                                       (IN MILLIONS)
Average cash and invested assets.............. $14,056.3  $14,914.4  $15,047.3
Net investment income.........................   1,090.1    1,221.3    1,238.6
Average yield*................................       7.8%       8.2%       8.2%
Net realized investment losses................ $    (8.6) $   (31.7) $   (30.1)

--------
* Average yield is determined by dividing net investment income by the average cash and invested assets for the year. Excluding net unrealized gains and losses on securities, the yield is 8.1%, 8.3%, and 8.3% for 1996, 1995, and 1994, respectively. See Notes 1 and 3 of the Notes to Consolidated Financial Statements incorporated by reference herein.

  For the past three years, the Company's exposure to non-current investments has improved significantly from prior years. These non-current investments are primarily foreclosed real estate and mortgage loans which became more than thirty days past due in their principal and interest payments. Non-current investments, comprised of foreclosed real estate, totaled $7.3 million at December 31, 1996, or .05 percent of invested assets. Non-current investments at year-end 1995 were $31.9 million, or .22 percent of invested assets, compared to $88.5 million, or .59 percent of invested assets at year-end 1994.

  As previously discussed under Liquidity and Capital Resources, the Company sold a substantial portion of its commercial mortgage loan portfolio in 1995. The remaining exposure of $104.8 million of mortgage loans was liquidated during 1996.

  During 1996, the Company sold four foreclosed properties with a book value of $11.8 million. During 1995, the Company sold twelve foreclosed properties with a book value of $39.6 million.

  The Company's investment in mortgage-backed securities totaled $2.4 billion on an amortized cost basis at December 31, 1996, and $2.9 billion at December 31, 1995. At December 31, 1996, the mortgage-backed securities had an average life of 8.3 years and effective duration of 6.0 years. The mortgage-backed securities are valued on a monthly basis using valuations supplied by the brokerage firms that are dealers in these securities. The primary risk involved in investing in mortgage-backed securities is the uncertainty of the timing of cash flows from the underlying loans due to prepayment of principal. The Company uses models which incorporate economic variables and possible future interest rate scenarios to predict future prepayment rates. The Company has not invested in mortgage-backed derivatives, such as interest-only, principal-only or residuals, where market values can be highly volatile relative to changes in interest rates.

  As with most other fixed income investments, below-investment-grade bonds are subject to the effects of changes in the overall level of interest rates, which can affect both capital and reinvestment return. Below-investment-grade bonds are inherently more risky than investment-grade bonds since the risk of default by the issuer, by definition and as exhibited by bond rating, is higher. Also, the secondary market for certain below-investment-grade issues can be highly illiquid. Management does not anticipate any liquidity problem caused by the investments in below-investment-grade securities, nor does it expect these investments to adversely affect its ability to hold its other investments to maturity.

  The Company's exposure to below-investment-grade fixed maturity securities at December 31, 1996, was $891.1 million, representing 6.7 percent of invested assets, below the internal limit of 7.5 percent of invested assets for this type of investment. The Company's exposure to below-investment-grade fixed maturities at December 31, 1995, was $911.8 million, representing 6.2 percent of invested assets. Included in the below-investment-grade portfolio was the Company's holding of $100.0 million of Healthsource, Inc. ("Healthsource") 6.25% preferred stock, received as part of the consideration for the sale of the group medical services business. The preferred stock was redeemed in cash at par by Healthsource during 1996.

  Changes in interest rates and individuals' behavior affect the amount and timing of asset and liability cash flows. Management has added resources in the investment area to address modeling and testing of all asset and liability portfolios to improve interest rate risk management and net yields. Testing the asset and liability portfolios under various interest rate and economic scenarios allows management to choose the most appropriate investment strategy as well as to prepare for the most disadvantageous outcomes.

                                   BUSINESS

GENERAL

  The Company is the largest provider of individual disability insurance and the second largest overall disability insurer in the United States on the basis of in-force premiums. It also provides a complementary portfolio of life insurance products, including life insurance, annuities, employer- and employee-paid group benefits and related services. The Company is the parent holding company for a group of insurance companies that collectively operate in all 50 states, the District of Columbia, Puerto Rico, and Canada. The Company's insurance company subsidiaries are Provident Life and Accident Insurance Company ("Accident"), National, and Provident Life and Casualty Insurance Company ("Casualty" and together with Accident and National, "Provident"), and Paul Revere Life, and its two subsidiaries, Paul Revere Variable and Paul Revere Protective.

  Since 1994, the Company has completed a comprehensive corporate repositioning that has prepared it to support growth and increase stockholder value. A new management team headed by J. Harold Chandler, who joined the Company in November 1993, initiated a strategic review of the business. As a result of its review, management refocused the Company's strategy to (i) serve the individual and employee benefits insurance markets, (ii) leverage the Company's disability insurance expertise, (iii) utilize multiple distribution channels to reach broader market segments, and (iv) more closely align the interests of the Company's employees with those of its stockholders.

  The Company has successfully undertaken a number of major initiatives in pursuing this strategy. Specifically, the Company (i) sold its group medical business for $231.0 million in cash and stock, (ii) began winding down its GIC business which carried high capital requirements, (iii) reduced the annual dividend on the Common Stock from $1.04 to $.72 per share to preserve capital to fund future growth, (iv) simplified the corporate legal structure and eliminated a dual class of common stock that had special voting rights in order to present a more conventional corporate structure profile to the investing market, (v) sold in three transactions $1,160.9 million in commercial mortgage loans as part of repositioning its investment portfolio,
(vi) restructured its marketing and distribution channels, along with the support areas of product development, underwriting and claims, to better reach and serve individual and employee benefits customers, (vii) strengthened its claims management procedures in the disability income insurance business, on which the Company took a $423.0 million pre-tax charge in the third quarter of 1993 to strengthen reserves on a portion of that block of business, and (viii) began restructuring its disability income products to discontinue the sale of policies which combined noncancelable contracts with long-term own-occupation provisions and to offer in their place an income replacement contract with more reasonable limits and better pricing for elective provisions.

  The acquisitions of Paul Revere and Genex in early 1997 are the latest accomplishments under the Company's strategic plan. Both acquisitions strengthen the Company's disability insurance capabilities and enable the Company to offer a more complete portfolio of products and services to its customers. Paul Revere is a specialist in disability insurance, with $972.8 million of disability premium income (86 percent of its total premium income) in 1996. From 1989 through 1996 it was the largest provider of individual disability insurance in the United States and Canada on the basis of in-force premiums. By combining Paul Revere's operations with those of Provident, the Company expects to realize significant operating efficiencies, including leveraging both companies' knowledge of disability risks, specialized claims and underwriting skills, and sales expertise. The Company also expects to realize cost savings as a result of combining the corporate, administrative, and financial operations of the two companies. These savings are expected to be achieved over a two-year period following consummation of the Paul Revere Merger, although no assurance can be given as to the amount or timing thereof. See "Risk Factors--Effect of the Paul Revere Merger; Integration of Operations."

  Genex provides the Company with specialized skills in disability case management and vocational rehabilitation that will help advance the Company's goal of providing products that enable disabled policyholders to return to work. Genex provides a full range of disability management services, including worksite injury management, telephonic early intervention services for injured workers, medical case management, vocational rehabilitation, and disability cost analysis, to third party administrators, corporate clients and insurance companies. It employs 1,300 people, including 1,100 medical and vocational rehabilitation experts, in 120 offices in the United States and Canada. While Genex has historically focused on the worker's compensation market, Genex and the Company are now offering customized disability programs for the employee benefits market that are intended to integrate and simplify coverages, control costs and improve efficiency for employers with significant disability and related claims. The Company also expects Genex to play an increasingly significant role in helping the Company manage its own exposure to individual and group disability claims.

  The Company's Individual Life and Disability reporting segment includes individual disability insurance, individual life insurance and individual annuities. The Employee Benefits segment includes group long- and short-term disability insurance, group life insurance, accident and sickness and accidental death and disability coverages, medical stop loss insurance, and voluntary benefits (employer-sponsored individual products sold at the worksite through payroll deduction). For 1997, the Employee Benefits segment will also include the results of Genex. The Company's Other Operations segment includes the results from products the Company no longer produces for sale, including GICs, group single premium annuities, COLI and the group medical business sold in 1995. This segment will also include Paul Revere's dental insurance block of business.

BUSINESS STRATEGIES

  The Company's objective is to grow its business and improve its profitability by continuing to follow the strategies set forth below.

  Serve the Individual and Employee Benefits Markets. The Company believes that the broad individual and employee benefits insurance markets are attractive for a company with its specialty focus on disability insurance. First, the Company believes disability insurers have not traditionally served the broad market's potential demand for protection against loss of income due to disability, as evidenced by the industry's size. The total in-force premium from disabilty products is approximately $9 billion, compared to $50 billion for annuities and $97 billion for life insurance. The Company believes that, if it is responsive to the needs of its markets, there is opportunity for growth in the disability industry.

  Second, individual disability insurance has traditionally been sold primarily in the medical and physician markets, where market penetration has been significant. The Company believes that expanding its marketing to other market segments offers greater opportunities for growth. The penetration of the attorney, executive and professional markets, for example, is far less than that of the medical and physician markets. The market of middle managers and front-line workers has not been significantly developed by individual disability insurers. Each of these markets is significantly larger than the medical and physician market. The Company's strategy is to design products and services that meet the needs of these underpenetrated market segments, offering them both individual disability insurance and related life insurance, annuities and other products.

  Third, the Company believes that the markets for group disability insurance are also underpenetrated. The Company is focused on creating customized solutions for employee benefits customers that include group disability insurance and related employee- and employer-paid benefits as well as disability management services. The employee benefits market is undergoing a change as employers seek to simpify coverages, control costs and improve efficiency. The Company has positioned itself to package its products and services to meet this growing demand for managed disability programs and 24-hour coverage.

  The Company encourages its sales representatives and producers to respond to the needs of customers by cross-selling complementary products to each account. In the past several years, for example, the Company has made ease of meeting customers' needs the priority for its information systems investments. The Company can now offer combined proposals that include pre-approved life insurance with individual disability policies and bill a range of voluntary product offerings through a single payroll deduction entry on an employee's paycheck. The Company has also recently implemented new employee and producer compensation plans that reward the sale of several of the Company's products rather than single product sales, including grants of stock options to selected producers and a new multi-line producer compensation plan designed to leverage a producer's production and overall compensation.

  Leverage Disability Insurance Expertise and Risk Management Skills. In serving its markets, the Company leads with its disability insurance expertise. The Company is the largest provider of individual disability insurance with $1.4 billion of premium income in 1996 (pro forma for the Paul Revere Merger), and the second largest overall disability insurer in the United States, on the basis of in-force premiums, with an additional $258.4 million of group disability insurance premium. The skills required for disability risk management are substantially different from those used in managing the risk of other life insurance products. The Company believes that its risk management skills represent a competitive advantage in the disability businesses. The Company has made a number of recent improvements to its capabilities. In the claims management area, for example, the Company has shifted from a geographic distribution of workflow to an organization focused on impairments (psychiatric, orthopedic, partial disabilities, etc.) in order to provide claimants with more specialized attention. The addition of Genex's case management and vocational rehabilitation expertise will enable the Company to further refine its efforts to assist disabled claimants to return to gainful employment.

  Utilize Multiple Distribution Channels to Reach Different Market Segments. The Company's experience is that different distribution channels reach different market segments. Therefore, its strategy is to distribute its products through a number of channels in order to reach the broad individual and employee benefits markets. The Company distributes its individual products primarily through independent insurance brokers, personal producing general agents and corporate marketing agreements with other insurance companies, associations and financial institutions. It distributes employee benefits products primarily through brokers, benefits consultants and a direct sales force that calls on large corporations. All products and distribution channels are supported through a network of 70 integrated sales and service offices in the United States, nine offices in Canada, and non-field sales organizations located in Chattanooga, Tennessee, Worcester, Massachusetts and Burlington, Ontario.

  The Company believes there are substantial opportunities to increase sales by improving the productivity of each of these distribution channels and opening new distribution channels for its products. For example, the National Accounts distribution system, which involves the sales of the Company's products by agents of other insurance companies, generates sales from a small percentage of the agents of the National Account companies. A major focus for 1997 is increasing the penetration of these National Account relationships. The Company also is in the development stages of offering lead generation and other direct marketing support for its distribution efforts.

  Align the Interests of the Company's Employees and Producers With Those of its Stockholders. The Company's strategic plan is supported by the goal of raising employee stock ownership in the Company. Beginning in 1994, the Company shifted its long-term cash compensation program for executives to a stock-based plan, introduced ownership requirements of several times salary for executive managment, and instituted stock option and share grant plans for executive and middle management. The Company continued to introduce new programs to encourage ownership in 1995, establishing an employee stock purchase plan open to all employees, introducing stock-based incentive awards, and expanding the option program to field sales employees. Most recently, the Company has created a stock-based plan for executives' short-term compensation and has expanded its option plans to producers who meet certain sales and profitability goals. These programs are intended to more closely align the interests of employees, producers and stockholders.

  Prior to the implementation of these programs in 1994, there was little employee ownership of Common Stock. The Company had 564,217 outstanding options for shares of Common Stock as of December 31, 1993. As of December 31, 1996, employees owned more than 200,000 shares of Common Stock through the employee stock purchase and 401(k) plans, and the Company had 2,119,727 outstanding stock options. Approximately 50 percent of Provident's employees participate in one or more of these stock ownership programs. The Company intends to extend these programs to employees of Paul Revere and Genex.

REPORTING SEGMENTS

  The Company is organized around its customers, with reporting segments that reflect its major market segments: Individual Life and Disability and Employee Benefits. The Other Operations segment includes products that the Company no longer produces for sale. For a discussion of the operating results of each of the reporting segments, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Individual Life and Disability. The Individual Life and Disability segment includes the results of disability, life and annuity products sold to policyholders on an individual basis. Individual disability comprises the majority of the segment, with $582.8 million of premium income in 1996 and $1,366.6 million of premium income on a pro forma basis. Individual life insurance products generated $63.3 million of premium income in 1996 and $97.8 million of premium income on a pro forma basis. Annuity deposits were $21.2 million in 1996 and $210.0 million on a pro forma basis.

  Individual disability income insurance provides the insured with a portion of earned income lost as a result of sickness or injury. Under an individual disability income policy, monthly benefits generally are fixed at the time the policy is written. The benefits typically range from 30 percent to 75 percent of the insured's monthly earned income. Various options with respect to length of benefit periods and waiting periods before payment begins are available and permit tailoring of the policy to a specific policyholder's needs. Provident also markets individual disability income policies which include payments for transfer of business ownership and business overhead expenses. Individual disability income products do not provide for the accumulation of cash values.

  Premium rates for these products are varied by age, sex, and occupation based on assumptions concerning morbidity, persistency, policy related expenses, and investment income. The Company develops its assumptions based on its own claim experience and published industry tables. The Company's underwriters evaluate the medical and financial condition of prospective policyholders prior to the issuance of a policy.

  Almost all of the Company's in-force individual disability income insurance was written on a noncancelable basis. Under a noncancelable policy, as long as the insured continues to pay the fixed annual premium for the policy's duration, the policy cannot be canceled by the Company nor can the premium be raised. Due to the noncancelable, fixed premium nature of the policies marketed in the past, profitability of this part of Provident's business is largely dependent upon achieving the morbidity and interest rate assumptions set in the 1993 loss recognition study with respect to the business written in 1993 and prior and those set in the pricing of business written after 1993. The profitability of the Paul Revere business will be largely dependent on meeting the assumptions included in the purchase accounting adjustments recorded in connection with the Paul Revere Merger. As of December 31, 1996, reserves were adequate for Provident and for Paul Revere. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the pro forma financial information incorporated herein by reference.

  The Company's lead disability product is currently a noncancelable loss of earnings ("LE") contract instead of the traditional noncancelable, long-term, own-occupation contract. The LE contract insures income rather than occupation. In 1995, Provident discontinued selling individual noncancelable contracts with long-term own-occupation provisions (other than conversion policies available under existing contractual arrangements), lifetime benefits and high maximum issue and participation limits that were identified as the cause of the 1993 loss recognition. In contrast to these policies, for which benefits are determined based on whether the insured can work in his or her original occupation, the LE policy requires policyholder to satisfy two conditions for benefits to begin: reduced ability to work due to accident or sickness and earnings loss of at least 20 percent. These policies are aimed at repositioning the individual disability income product by making it more attractive to a broader market of individual consumers, including middle to upper income individuals and corporate benefit buyers.

  The Company's life insurance offerings include term, universal life, and interest-sensitive life insurance products. Universal life products provide permanent life insurance with adjustable interest rates applied to the cash value and are designed to achieve specific policyholder objectives such as higher accumulation values and/or flexibility with respect to amount of coverage and premium payments. The principal difference between fixed premium and universal life insurance policies centers around policy provisions affecting the amount and timing of premium payments. Under universal life policies, policyholders may vary the frequency and size of their premium payments, and policy benefits may fluctuate accordingly. Premium payments under the fixed premium policies are not variable by the policyholder and, as a result, generally reflect lower administrative costs than universal life products for which extensive monitoring of premium payments and policy benefits is required.

  The largest number of ordinary life policies sold in 1995 and 1996 were the ten-year level-term policies. These products have level premiums for an initial ten-year period after which the policyholder may resubmit to the underwriting process and possibly qualify for a new ten year period at the attained age premiums; otherwise, premiums revert to a yearly renewable term premium which increases annually. When measured by annualized premiums, universal life with the flexibility and features described above was the largest product category sold by Provident in this segment in recent years. Paul Revere's largest product category is interest-sensitive whole life insurance.

  Premium rates for the Company's life insurance products are based on assumptions as to future mortality, investment yields, expenses, and lapses. Although a margin for profit is included in setting premium rates, the actual profitability of products is significantly affected by the variation of actual experience from assumed experience. Profitability of fixed premium products is also dependent upon investment income on reserves. The profitability of interest-sensitive products is determined primarily by the ultimate underwriting experience and the ability to maintain anticipated investment spreads. The Company believes that the historical claim experience for these products has been satisfactory.

  From the Company's viewpoint, the risks involved with interest-sensitive products include actual versus assumed mortality, achieving investment returns that at least equal the current declared rate, competitive position of declared rates on the policies, meeting the contractually guaranteed minimum crediting rate, and recovery of policy acquisition costs. From the policyholder's perspective, the risk involved with interest-sensitive products is whether or not the declared rates on the policy will compare favorably with the returns available elsewhere in the marketplace.

  The Company offers several annuity products, including tax-sheltered retirement vehicles, single and flexible premium deferred annuities, single premium annuities, and indexed annuities. On a pro forma basis, the Company generated $210.0 million of deposits in 1996. Profitability of annuity products is affected by the gross margins (the spread between investment income and interest credited to policyholders) and the ability of the Company to control its administrative expenses.

  Employee Benefits. The Employee Benefits segment includes the results of group products sold to employers for the benefit of employees and individual products sold to groups of employees through payroll deduction at the worksite ("voluntary benefits products"). The Company's Employee Benefits product offerings include group disability, group life insurance, medical stop-loss insurance, and other related group products, and voluntary life, disability, and cancer products. Group life comprises the majority of the segment, with $177.8 million of premium income in 1996 ($231.2 million of premium income on a pro forma basis). Group disability generated $69.4 million of premium income in 1996 and $258.4 million of premium income on a pro forma basis.

  Group long-term disability insurance provides employees with insurance coverage for loss of income in the event of extended work absences due to sickness or injury. Services are offered to employers and insureds to encourage and facilitate rehabilitation, retraining, and re-employment. Premiums for this product are generally based on expected claims of a pool of similar risks plus provisions for administrative expenses and profit. Some cases, however, carry experience rating provisions. Premiums for experience rated group disability business are based on the specific claim experience of the client with some credibility for the experience of the specific group. A few accounts are handled on an administrative services only basis with responsibility for funding claim payments remaining with the customer.

  Profitability of group disability insurance is affected by deviations of actual claims experience from expected claims experience and the ability of the Company to control its administrative expenses. Morbidity is an important factor in disability claim experience. Also important is the general state of the economy; for example, during a recession the incidence of claims tends to increase under this type of insurance. In general, experience rated disability coverage for large groups has narrower profit margins and represents less risk to the Company than business of this type sold to small employers. This is because the Company must bear all of the risk of adverse claim experience in small case coverages while larger employers often bear much of this risk themselves. For disability coverages, case management and rehabilitation activities with regard to claims, along with appropriate pricing and expense control, are important factors contributing to profitability.

  Group life insurance consists primarily of renewable term life insurance with the coverages frequently linked to employees' wages. Profitability in group life is affected by deviations of actual claim experience from expected claim experience and the ability of the Company to control administrative expenses. The Company also markets several group benefits products and services including accident and sickness indemnity, accidental death and dismemberment policies, and life and health benefits packages for affinity groups.

  Medical stop-loss insurance is provided to protect the insured against significant adverse claim experience with respect to group medical coverage. Under a variety of stop-loss arrangements, the Company charges a premium in exchange for an obligation that it will absorb (or reimburse the employer or plan) for claims in excess of a stated amount on an aggregate or individual basis. Profitability in medical stop-loss arrangements depends upon the ability of the Company to accurately predict actual claim trends relative to expected trends, predict rates of medical cost inflation, and analyze the claim practices of the underlying plan.

  Voluntary benefits products are offered through employer-sponsored payroll deduction programs. Provident's in-force business in 1996 consisted primarily of universal life and interest-sensitive life products (83.7 percent) as well as health products, principally intermediate disability income policies. Profitability in voluntary benefits is affected by the level of employee participation, persistency, deviations of actual morbidity and mortality experience from expected experience and the ability of the Company to control administrative expenses.

  Other Operations. The Other Operations segment includes the results of GICs, SPAs, a closed block of COLI, the medical services business sold in 1995, and any capital and assets that are not allocated to the principal business segments. Beginning in the second quarter of 1997, the segment will also include the results of Paul Revere's dental insurance business. Traditional GICs comprise the majority of the segment, with $3,204.3 million of funds under management as of December 31, 1996. Synthetic GICs accounted for $2,176.6 million and group SPAs accounted for $1,188.1 million of accumulated funds under management at December 31, 1996. Paul Revere's dental insurance business generated $48.3 million of premium income in 1996, excluding policies covering Paul Revere employees.

  GIC products include traditional GICs, separate account GICs and synthetic GICs, in which the assets underlying the contract continue to be owned and retained by the trustee of the contact holder instead of the Company. In the first quarter of 1997, the Company announced that the synthetic GIC business was being sold through an assumptive reinsurance transaction. The sale, which is subject to the approval of the contract holders and respective state regulators, is expected to be completed by December 31, 1997.

  Traditional GICs have comprised a major portion of this segment's products sold since 1982. Under traditional GICs, the Company guarantees the principal and interest to the contract holder for a specified period, generally three to five years. The Company marketed GICs for use in corporate tax-qualified retirement plans and derives profits from GICs on the spread between the amount of interest earned on invested funds and the fixed rate guaranteed in the GIC. Separate-account GICs, which were introduced in 1992, differ from traditional GICs in that the assets underlying the contract are segregated from the general account of Provident and held solely for the benefit of the specific contract involved. In December 1994, Provident discontinued the sale of traditional GICs, but continues to service its block of existing business. Sales of separate-account GICs were discontinued in 1996.

  Group SPAs are used as funding vehicles primarily when defined benefit pension plans are terminated. The Company also offers annuities as an employer-sponsored option for retirees receiving their distributions from 401(k) plans. Pursuant to a group SPA contract, the Company receives a one-time premium payment and in turn agrees to pay a fixed monthly retirement benefit to specified employees. Sales of group SPAs were discontinued in 1996.

  The Company believes that there are three primary sources of risk associated with traditional GICs and group SPAs. Underwriting risk represents the risk that a GIC has been priced properly to reflect the risk of withdrawal and for group SPAs, that the mortality rates and the ages and frequency at which annuitants will retire have been accurately projected. Asset/liability risk represents the risk that the investments purchased to back the GIC or group SPA will adequately match the future cash flows. Investment risk represents the risk that the underlying investments backing the GICs and group SPAs will perform according to the expectations of the Company at the time of purchase.

  COLI is a tax-leveraged policy sold from 1983 to 1990, with most of the block having been sold before June 21, 1986. Beginning in 1986, Congress began to enact tax legislation that significantly reduced the ability of policyholders to deduct policy loan interest on these products which detracted from the internal rate of return which theretofore had been available. In 1988, Congress went further by enacting legislation that had adverse tax consequences for distributions/policy loans from modified endowment contracts. Under this legislation, new sales of the majority of Provident's COLI products would have been subject to adverse tax treatment as modified endowment contracts due to their high premium level. As a consequence, many of these products were withdrawn, and revised products which would not be considered modified endowment contracts were introduced. Policies issued prior to June 21, 1986, however, were grandfathered from the modified endowment provisions. In 1996, Congress enacted tax legislation which generally eliminates tax deductions for policy loan interest on COLI products issued on or after June 21, 1986.

CONSOLIDATED LIFE INSURANCE IN FORCE

  The following table sets forth the changes to life insurance in force and the number of policies in force for the Company's business segments for the indicated years. Reinsurance assumed has been included in these figures. Reinsurance ceded has not been deducted.

                                                                                                NUMBER
                                                      FACE AMOUNT                                 OF
                          -------------------------------------------------------------------- POLICIES
                          IN FORCE                                                   IN FORCE  IN FORCE
                          BEGINNING             OTHER          LAPSES AND   OTHER     END OF    END OF
                           OF YEAR    SALES   INCREASES DEATHS SURRENDERS DECREASES    YEAR      YEAR
                          --------- --------- --------- ------ ---------- --------- ---------- --------
                                            (IN MILLIONS, EXCEPT NUMBER OF POLICIES)
1996:
Individual Life and
Disability..............  $12,709.1 $ 1,109.2 $  239.6  $ 48.5 $ 1,109.9   $314.3   $ 12,585.2 173,330
Employee Benefits.......   83,276.3  13,664.0  2,011.8   201.1  11,558.2    113.1     87,079.7 415,394
Other Operations........    2,967.2       4.2     66.2    28.8       5.0      4.2      2,999.6  25,597
                          --------- --------- --------  ------ ---------   ------   ---------- -------
 Total..................  $98,952.6 $14,777.4 $2,317.6  $278.4 $12,673.1   $431.6   $102,664.5 614,321
                          ========= ========= ========  ====== =========   ======   ========== =======
1995:
Individual Life and
Disability..............  $12,683.6 $ 1,062.7 $  260.3  $ 45.8 $ 1,050.4   $201.3   $ 12,709.1 179,310
Employee Benefits.......   71,460.5   9,133.1  6,287.9   193.6   3,324.3     87.3     83,276.3 367,601
Other Operations........    2,641.5       8.9    344.6    12.3      12.2      3.3      2,967.2  25,844
                          --------- --------- --------  ------ ---------   ------   ---------- -------
 Total..................  $86,785.6 $10,204.7 $6,892.8  $251.7 $ 4,386.9   $291.9   $ 98,952.6 572,755
                          ========= ========= ========  ====== =========   ======   ========== =======
1994:
Individual Life and
Disability..............  $12,877.4 $ 1,299.6 $  210.0  $ 50.9 $ 1,406.7   $245.8   $ 12,683.6 185,440
Employee Benefits.......   68,064.8   7,027.2  1,214.5   188.2   4,342.3    315.5     71,460.5 340,110
Other Operations........    2,351.7       5.7    307.0    12.1      10.2       .6      2,641.5  25,995
                          --------- --------- --------  ------ ---------   ------   ---------- -------
 Total..................  $83,293.9 $ 8,332.5 $1,731.5  $251.2 $ 5,759.2   $561.9   $ 86,785.6 551,545
                          ========= ========= ========  ====== =========   ======   ========== =======

REINSURANCE

  The Company routinely reinsures portions of its business with other insurance companies. In a reinsurance transaction a reinsurer agrees to indemnify another insurer for part or all of its liability under a policy or policies it has issued for an agreed upon premium. The maximum amount of risk retained by the Company and not reinsured is $1 million on any individual life insured and $500,000 on individual accidental death insurance. The amount of risk retained by the Company on individual disability income products varies by policy type and year of issue. The Company also reinsures against catastrophic losses in the Employee Benefits segment. Since the ceding of reinsurance by the Company does not discharge its primary liability to the policyholder, the Company has control procedures with regard to reinsurance ceded. These procedures include the exchange and review of financial statements filed with regulatory authorities, exchange of Insurance Regulatory Information System results, review of ratings by A.M. Best Co., determination of states in which the reinsurer is licensed to do business, on-site visits before entering a contract to assess the operations and management of the reinsurer, consideration of the need for collateral, such as letters of credit, and audits of the Company's reinsurance activities by its Internal Audit staff. The Company also assumes reinsurance from other insurers.

RESERVES

  The applicable insurance laws under which insurance companies operate require that they report, as liabilities, policy reserves to meet future obligations on their outstanding policies. These reserves are the amounts which, with the additional premiums to be received and interest thereon compounded annually at certain assumed rates, are calculated to be sufficient to meet the various policy and contract obligations as they mature. These laws specify that the reserves shall not be less than reserves calculated using certain specified mortality and morbidity tables, interest rates, and methods of valuation. The reserves reported in the Company's financial statements incorporated herein by reference are calculated based on GAAP and differ from those specified by the laws of the various states and carried in the statutory financial statements of the life insurance subsidiaries.

These differences arise from the use of mortality and morbidity tables and interest assumptions which are believed to be more representative of the actual business than those required for statutory accounting purposes and from differences in actuarial reserving methods.

  The consolidated statements of income include the annual change in reserves for future policy and contract benefits. The change reflects a normal accretion for premium payments and interest buildup and decreases for policy terminations such as lapses, deaths, and annuity benefit payments.

  In addition to reserves for future policy and contract benefits, the Company maintains a balance sheet liability for policyholders' funds. Traditional GICs were over 85 percent of the Company's policyholders' funds balance at December 31, 1996. They are structured with a specific maturity and provide for withdrawals for payment of benefits to contract holders or other beneficiaries.

  Policyholders' funds, as shown on the Company's consolidated statements of financial condition as of December 31, 1996, were $3,717.1 million. Of this amount, $3,204.3 million reflected the Company's outstanding GICs, the maturity of which is as follows (in millions):

      1 year or less.................................................. $1,453.8
      Over 1 year but less than 2 years...............................    997.5
      Over 2 years but less than 3 years..............................    567.9
      Over 3 years but less than 4 years..............................    155.6
      Over 4 years but less than 5 years..............................     22.7
      Over 5 years....................................................      6.8
                                                                       --------
        Total......................................................... $3,204.3
                                                                       ========

  See "Risk Factors--Reserves" and "The Paul Revere Merger--Paul Revere Reserve Strengthening."

COMPETITION

  There is intense competition among insurance companies for the individual and group insurance products of the types sold by the Company. At the end of 1996, there were over 2,000 legal reserve life insurance companies in the United States, many offering one or more insurance products similar to those marketed by the Company. The Company's principal competitors in the employee benefits market include the largest insurance companies in the United States, many of which have substantially greater financial resources and larger staffs than the Company. In addition, in the individual life and annuities markets, the Company competes with banks, investment advisers, mutual funds, and other financial entities for investment of savings and retirement funds in general. In the individual and group disability markets, the Company competes in the United States and Canada with a limited number of major companies and regionally with other companies offering specialty products.

  All areas of the employee benefits markets are highly competitive due to the yearly renewable term nature of the products and the large number of insurance companies offering products in this market. The Company competes with other companies in attracting and retaining independent agents and brokers to actively market its products. The principal competitive factors affecting the Company's business are price and quality of service.

REGULATION

  The Company and its insurance subsidiaries are subject to detailed regulation and supervision in the jurisdictions in which each does business. With respect to the insurance subsidiaries, such regulation and supervision is primarily for the protection of policyholders rather than for the benefit of investors or creditors. Although the extent of such regulation varies, state insurance laws generally establish supervisory agencies with broad administrative powers.

  These supervisory and administrative powers relate chiefly to the granting and revocation of the licenses to transact business, the licensing of agents, the approval of policy forms, reserve requirements, and the form and content of required financial statements. As to the type and amounts of its investments, the Company's insurance subsidiaries must meet the standards and tests promulgated by the insurance laws and regulations of Tennessee, Massachusetts, New York, Delaware and certain other states in which they conduct business.

  The Company and its insurance subsidiaries are required to file various, usually quarterly and/or annual, financial statements and are subject to periodic and intermittent review with respect to their financial condition and other matters by the various departments having jurisdiction in the states in which they do business. The field work related to the last such examination of the Provident insurance subsidiaries was completed on February 4, 1992, and covered operations for the five-year period ending December 31, 1990. No objections were raised by the reviewing authorities as a result of that examination. The examination for the five year period ending December 31, 1995, began in February 1996 and should be completed during the second quarter of 1997. The field work related to the last such examination of the Paul Revere insurance subsidiaries is expected to be completed in the second quarter of 1997 and will cover operations for the four-year period ended December 31, 1994.

  The laws of the states of Tennessee, Massachusetts, New York and Delaware require the registration of and periodic reporting by insurance companies domiciled within their jurisdiction which control or are controlled by other corporations or persons so as to constitute a holding company system. The Company is registered as a holding company system in Tennessee, Massachusetts, New York and Delaware. The holding company statutes require periodic disclosure concerning stock ownership and prior approval of certain intercompany transactions within the holding company system. The Company may from time to time be subject to regulation under the insurance and insurance holding company statutes of one or more additional states. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  The NAIC and insurance regulators are re-examining existing laws and regulations and their application to insurance companies. In particular, this re-examination has focused on insurance company investment and solvency issues and, in some instances, has resulted in new interpretations of existing law, the development of new laws, and the implementation of non-statutory guidelines. The NAIC has formed committees and appointed advisory groups to study and formulate regulatory proposals on such diverse issues as the use of surplus notes, accounting for reinsurance transactions, and the adoption of risk-based capital rules. The NAIC is currently in the process of recodifying statutory accounting practices, the result of which is expected to standardize prescribed statutory accounting practices. Accordingly, this project, which is expected to be completed in 1997, will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that the Company's insurance subsidiaries use to prepare their statutory financial statements.

                                   MANAGEMENT

  Set forth below is certain information concerning directors and certain executive officers of the Company. Each director holds office until the next annual meeting of stockholders and until his or her successor has been elected and qualified. The information concerning the directors has been furnished by them to the Company.

 NAME                   AGE             POSITION(S) WITH THE COMPANY
 ----                   ---             ----------------------------
 J. Harold Chandler      47 Chairman, President and Chief Executive Officer
 Thomas R. Watjen        42 Vice Chairman, Chief Financial Officer and Director
 William L. Armstrong    59 Director
 William H. Bolinder     53 Director
 Steven M. Gluckstern    45 Director
 Charlotte M. Heffner    59 Director
 Hugh B. Jacks           62 Director
 William B. Johnson      59 Director
 Hugh O. Maclellan, Jr.  57 Director
 A.S. (Pat) MacMillan    52 Director
 C. William Pollard      58 Director
 Scott L. Probasco, Jr.  68 Director
 Steven S Reinemund      48 Director
 Burton E. Sorensen      67 Director
                            Executive Vice President and Chief Information
 Robert O. Best          47 Officer
 Timothy C. Gartland     45 Executive Vice President, Human Resources
 Thomas B. Heys, Jr.     50 Executive Vice President, Risk Management
 Peter C. Madeja         38 Executive Vice President; President and Chief
                             Executive Officer of Genex
 Jeffrey F. Olingy       47 Executive Vice President, Sales Management
 Ralph A. Rogers, Jr.    48 Senior Vice President and Controller

  Mr. Chandler became Chairman of the Company on April 28, 1996, and President and Chief Executive Officer and a Director effective November 8, 1993. Immediately prior to his employment with the Company, he served as President of NationsBank Mid-Atlantic Banking Group which includes the NationsBank Corporation ("NationsBank") and Maryland National Corporation entities in the District of Columbia, Maryland, and northern Virginia. He formerly served as President of The Citizens and Southern National Bank of South Carolina, a predecessor company of NationsBank. He is a director of AmSouth Bancorporation, Herman Miller, Inc., and Healthsource. He is currently a member of the Board of Trustees of Wofford College.

  Mr. Watjen became Vice Chairman and a Director of the Company on March 26, 1997, and retains his position as Chief Financial Officer. He became Executive Vice President and Chief Financial Officer of the Company on July 1, 1994. Prior to that time, he served as a Managing Director of the insurance practice of the investment banking firm, Morgan Stanley & Co. Incorporated, which he joined in 1987.

  Senator Armstrong, a Director since 1991, served as a Senator from Colorado in the United States Senate from 1979 to 1991. He has been Chairman of Ambassador Media Corporation since 1984, Chairman of Cherry Creek Mortgage Company, Inc. since 1991, Chairman of El Paso Mortgage Company since 1993, Chairman of Centennial State Mortgage Company, Frontier Real Estate, Inc. and Frontier Title, LLC since 1994, and Chairman of Transland Financial Services, Inc. since 1996. He is also a director of Storage Technology Corporation, International Family Entertainment, Inc., and Helmerich and Payne, Inc.

  Mr. Bolinder, who became a Director on March 27, 1997, is a member of the Corporate Executive Board of Zurich, headquartered in Zurich, Switzerland. He is also U.S. Manager, Zurich, U.S. Branch, and a director of Zurich's affiliated companies in the U.S. Zurich, together with its affiliated companies, comprise a leading international insurance organization providing global coverage in all lines of insurance along with asset management services.

  Mr. Gluckstern, who became a Director on March 27, 1997, is a member of the Corporate Executive Board of Zurich. He has been Chairman of Zurich Reinsurance Centre Holdings, Inc., since March 1993. He is President and a director of Zurich Centre Investments and serves as a director of its operating subsidiaries. Since 1987, he has served as an executive officer and a director of Centre Reinsurance, as well as a director of its operating subsidiaries.

  Ms. Heffner, a Director since 1995, is a trustee of the Maclellan Foundation. She is the sister of Hugh O. Maclellan, Jr.

  Mr. Jacks, a Director since 1988, retired in December 1991 as President and Chief Executive Officer of BellSouth Services, Incorporated, a provider of lead staff, strategic planning and support for BellSouth Companies. He is President of Potential Enterprises, Inc.

  Mr. Johnson, a Director since 1986, is Chairman of the Board and Chief Executive Officer of The Ritz-Carlton Hotel Company, LLC. He is a director of SunTrust Bank, Atlanta and SunTrust Banks of Georgia, Inc. He also serves as a member of the Board of Trustees of Berry College.

  Mr. Maclellan, a Director since 1975, is President of the Maclellan Foundation and a director of SunTrust Bank, Chattanooga, N.A., and Covenant Transport. Mr. Maclellan is the brother of Charlotte M. Heffner.

  Mr. MacMillan, a Director since 1995, has served since 1980 as the Chief Executive Officer of Team Resources, Inc., which specializes in the areas of team and organizational development, including management consulting, management training, organizational audits and surveys and executive search and selection. He is also a Trustee of the Maclellan Foundation.

  Mr. Pollard, a Director since 1992, has served as Chairman of the Board of Directors of The ServiceMaster Company since January 1994. From June 1990 to December 1993, he served as Chairman and Chief Executive Officer of The ServiceMaster Company, which provides professional cleaning, termite and pest control, maid service, lawn care, and appliance and other home equipment and maintenance, as well as management of plant operations, laundry and linen, clinical equipment maintenance, and food service for health care, educational and industrial facilities. He is a director of Herman Miller, Inc., and Coro, Inc.

  Mr. Probasco, a Director since 1962, has served as a director and Chairman of the Executive Committee of SunTrust Bank, Chattanooga, N.A. since 1989. He also serves as a director of Coca-Cola Enterprises, Inc., Chattem, Inc., and SunTrust Banks, Inc.

  Mr. Reinemund, a Director since 1995, has served as Chairman and Chief Executive Officer of FritoLay, Inc. since June 1992. He served as President and Chief Executive Officer of Pizza Hut, Inc. from 1986 to 1992. He also serves as a director of PepsiCo, Inc.

  Mr. Sorensen, a Director since 1985, served as Chairman and Chief Executive Officer of Lord Securities Corp., an investment banking firm, from December 1984 until December 1995. Prior to that time, Mr. Sorensen was a General Partner of Goldman, Sachs & Co., investment bankers. He is a director of The ServiceMaster Company.

  Mr. Best became Senior Vice President and Chief Information Officer of the Company on July 11, 1994, and was elevated to Executive Vice President on March 26, 1997. He was previously Senior Vice President and Chief Information Officer at UNUM Corporation, which he joined in 1993 following UNUM's acquisition of Colonial Life and Accident Insurance Company. At Colonial, he served as Vice President, Operations and Information Systems until 1992, when he was named Executive Vice President.

  Mr. Gartland became Senior Vice President, Human Resources of the Company on August 30, 1996, and was elevated to Executive Vice President on March 26, 1997. Prior to joining the Company, he was President of Corporate Insights and Development, Inc., a management consulting firm which he co-founded in 1993. He served as Executive Vice President, Executive and Organizational Development, with NationsBank prior to that time.

  Mr. Heys became Senior Vice President, Risk Management of the Company in August 1994, and was elevated to Executive Vice President on March 26, 1997. He served as Vice President and Chief Officer of the Life Department of the Company from May 1992 until August 1994. He served as Vice President and Chief Officer, Select Group Benefits, of Accident from November 1990 until May 1992.

  Mr. Madeja became Senior Vice President of the Company in February 1997 when the Company acquired Genex and was elevated to Executive Vice President on March 26, 1997. He continues to serve as President and Chief Executive Officer of Genex, which he joined in 1982.

  Mr. Olingy became Senior Vice President, Sales Management, of the Company on April 3, 1996, and was elevated to Executive Vice President, Sales Management on March 26, 1997. Prior to joining the Company, he was a Retail Banking Director with Bank of Boston, which he joined in 1993. He served as Executive Vice President of NationsBank from 1991 to 1993.

  Mr. Rogers has served as Vice President and Controller of the Company since 1984 and was elevated to Senior Vice President on May 1, 1997.

                     BENEFICIAL OWNERSHIP OF COMMON STOCK

  Detailed information about the security ownership of beneficial owners of more than 5% of the Common Stock, including beneficial ownership based on sole or shared voting or investment power, is incorporated by reference in the Company's Annual Report on Form 10-K, which is incorporated by reference herein. See "Available Information" and "Incorporation of Certain Documents by Reference." Due to the shared voting and investment power relating to a large portion of the Common Stock, there is significant duplication in the reported beneficial ownership. This results from ownership of certain members of the Maclellan family and trusts and foundations established by them or for their benefit. The following chart is provided to summarize the reported holdings of the various Maclellan family interests, without duplication of beneficial ownership resulting from overlapping or shared voting or disposition powers, as of March 10, 1997, and of beneficial ownership of other holders of more than 5% of the Common Stock, as of March 31, 1997.

                                                      DIRECTLY OWNED PERCENT OF
NAME AND ADDRESS OF DIRECT OWNER                      (VOTING POWER)   TOTAL
--------------------------------                      -------------- ----------
The Maclellan Foundation, Inc.
 Chattanooga, Tennessee..............................   8,027,156      12.00
R. J. and Cora L. Maclellan Trusts for The Maclellan
 Foundation, Inc.
 Chattanooga, Tennessee..............................   3,475,134       5.20
Charitable Trusts
 Chattanooga, Tennessee..............................   2,767,533       4.14
Trusts U/A R. J. Maclellan and Trusts U/A Cora L.
 Maclellan
 for Families of H.O. Maclellan, Sr. and R.L.
 Maclellan
 Chattanooga, Tennessee..............................   2,541,205       3.76
Trusts U/A H. O. Maclellan, Sr. for Children and
 Grandchildren
 Chattanooga, Tennessee..............................   2,234,317       3.34
Kathrina H. Maclellan
 Lookout Mountain, Tennessee.........................   1,383,359       2.07
Hugh O. Maclellan, Jr.
 Chattanooga, Tennessee..............................     805,594       1.20
Charlotte M. Heffner
 Atlanta, Georgia....................................     457,602        .68
Other (Trusts, Estates and Family Ownership)
 Chattanooga, Tennessee..............................   1,552,355       2.32
Textron Inc.
 Providence, Rhode Island............................   5,917,500       8.85
Zurich Insurance Company and affiliates
 Zurich, Switzerland.................................   9,523,810      14.24

  The Company has granted certain registration rights to each of the persons in the foregoing table, including Zurich (see "The Paul Revere Merger--Zurich Relationship") and the Selling Stockholder (see "Selling Stockholder-- Registration Rights Agreement").

                              SELLING STOCKHOLDER

  The shares of Common Stock offered hereby are owned by and offered for the account of Textron. Pursuant to the Textron Agreement, the Company will receive a portion of the proceeds from the sale of the shares by Textron. Textron acquired the shares of Common Stock offered hereby from the Company in connection with the Paul Revere Merger. See "The Paul Revere Merger--Textron Agreements." Following completion of the offering, Textron will not beneficially own any shares of Common Stock.

STANDSTILL AGREEMENT

  In connection with the execution of the Paul Revere Merger Agreement, the Company and Textron have entered into a Standstill Agreement, dated as of April 29, 1996 (the "Textron Standstill Agreement"), which sets forth certain standstill arrangements entered into by Textron and the Company, which are to be effective for a period of three years from March 27, 1997, the date the Paul Revere Merger was consummated. Textron has agreed that it and its subsidiaries will not acquire beneficial ownership of any Company voting securities, if the effect of such acquisition would be to cause Textron and its subsidiaries to beneficially own, collectively, more than 15% of the outstanding Company voting securities, except pursuant to: (i) dividends or distributions of Company voting securities made on or to such securities owned by Textron or (ii) offerings made available only to holders of Company voting securities generally; provided, that Textron and its subsidiaries may acquire Company voting securities from each other. In the event that Textron and its subsidiaries sell, transfer or otherwise dispose of (with or without full consideration) any Company voting securities (other than to Textron or a subsidiary of Textron), Textron and its subsidiaries may not thereafter reacquire such shares during the term of the Textron Standstill Agreement if the effect of such acquisition would be to cause Textron and its subsidiaries to beneficially own, collectively, more than 15% of the outstanding Company voting securities, subject to the exceptions set forth in clauses (i) and (ii) of the immediately preceding sentence.

  The Textron Standstill Agreement further provides that Textron and its subsidiaries may not: (i) participate in any way in the making of any public announcement with respect to, or submit or participate in the submission of a proposal for, or offer of, any change in control event; (ii) initiate the solicitation of or solicit proxies or consents or become a "participant" in a "solicitation" (as such terms are defined in Rule 14a-11 under the Exchange
Act) with respect to any Company voting securities in opposition to the recommendation of the Board of Directors of the Company with respect to any matter; (iii) participate in any way in any stockholder vote with respect to any matter which is not required by the Company's Certificate of Incorporation or Bylaws, the rules of the NYSE or any other national securities exchange or automated quotations system on which Company voting securities are then traded, or by any similar laws or rules to be submitted to the Company's stockholders; (iv) participate in any way in any legal, regulatory or administrative action or proceeding in any court of competent jurisdiction or appropriate regulatory or administrative body or agency with respect to the Company or any of its directors, officers, employees, accountants, legal counsel or other advisors, which action or proceeding in any way contests, or otherwise seeks to void the validity of, or the enforceability of, any provision of the Textron Standstill Agreement; or (v) act in concert in any way with any other person, for the purpose of voting of Company voting securities, except as a member of a group consisting solely of Textron and its subsidiaries with respect to actions specifically required or permitted by the Textron Standstill Agreement.

  Finally, Textron has agreed that neither it nor its subsidiaries will sell, transfer, assign or otherwise dispose of its beneficial interest in any Company voting securities to any person representing beneficial ownership of more than two percent of the Company voting securities, without first providing the Company the opportunity to purchase, or to designate an alternative purchaser of, such Company voting securities in the manner set forth in the Textron Standstill Agreement; provided, that Textron and its subsidiaries may make such a disposition without such an offer if the disposition is (a) to an underwriter or underwriters in connection with a bona fide public offering of Company voting securities, or (b) pursuant to a qualifying tender offer (as defined in the Textron Standstill Agreement).

REGISTRATION RIGHTS AGREEMENT

  In connection with the execution of the Paul Revere Merger Agreement, the Company and Textron have entered into a Registration Rights Agreement, dated as of April 29, 1996, pursuant to which the Company has caused to be prepared and has filed with the Commission the Registration Statement of which this Prospectus forms a part, with respect to the sale by the Selling Stockholder of the shares of Common Stock offered hereby in accordance with the intended method of distribution described under "Underwriters." The Company has agreed to file such amendments and supplements to the Registration Statement and Prospectus as may be necessary to keep the Registration Statement continuously effective and to comply with the provisions of the Securities Act until the earlier of (i) such time as all of the shares of Common Stock included in the Registration Statement and offered by this Prospectus have been sold or (ii) the expiration of 180 days after the Registration Statement becomes effective, subject to customary suspension and extension periods, but in no event more than nine months after the Registration Statement becomes effective. The Company has also granted to the Selling Stockholder certain limited demand rights and unlimited "piggyback" registration rights with respect to the shares beneficially owned by the Selling Stockholder.

  In addition, the Company has agreed to pay all expenses incurred by it and the Selling Stockholder in connection with the Securities Act registration of the shares of Common Stock received by Textron in the Paul Revere Merger, including, without limitation, registration and filing fees of the Commission, reasonable fees and disbursements of counsel to the Company and the Selling Stockholder, any applicable state securities and "blue sky" law registration and qualification fees, accountants' fees and expenses, transfer taxes, and fees of transfer agents and registrars (but excluding underwriting discounts and commissions). Moreover, the Company on the one hand, and the Selling Stockholder on the other hand, have agreed to indemnify each other and certain affiliated parties and "control persons" (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) from and against certain liabilities, including liabilities under the Securities Act.

                    CERTAIN UNITED STATES TAX CONSEQUENCES
                         TO NON-UNITED STATES HOLDERS

  The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock by a person that, for United States federal income tax purposes, is a nonresident alien individual, a foreign corporation, a foreign partnership, or a foreign estate or trust (a "non-U.S. holder"). This discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change (possibly with retroactive effect). The discussion does not consider specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position and does not purport to be a comprehensive discussion of all aspects of United States federal income and estate taxation. Accordingly, each non-U.S. holder is urged to consult its own tax advisor with respect to the United States tax consequences of the ownership and disposition of Common Stock, as well as any tax consequences that may arise under the laws of any state, municipality, foreign country or other taxing jurisdiction.

DIVIDENDS

  Dividends paid to a non-U.S. holder of Common Stock ordinarily will be subject to withholding of United States federal income tax at a 30 percent rate, or at a lower rate under an applicable income tax treaty that provides for a reduced rate of withholding. However, if the dividends are effectively connected with the conduct by the holder of a trade or business within the United States or, where a tax treaty applies, attributable to a United States permanent establishment of the holder, then the dividends will be exempt from the withholding tax described above and instead will be subject to United States federal income tax on a net income basis provided the non-U.S. holder files appropriate documentation with the payor of the dividend. If such non-U.S. holder is a foreign corporation, it may also be subject to a United States branch profits tax at a 30 percent rate or such lower rate as may be specified by an applicable income tax treaty.

  Under such current law, dividends paid to an address outside the United States are presumed to be paid to a resident of such country (unless the payor has knowledge to the contrary) for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. However, under proposed Treasury regulations not currently in effect, in the case of dividends paid after December 31, 1997 (December 31, 1999 in the case of dividends paid to accounts in existence on or before the date that is 60 days after the proposed regulations are published as final regulations), a non-U.S. holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements either directly or through an intermediary. In addition, backup withholding, as discussed below, may apply in certain circumstances if applicable certification and other requirements are not met.

  A non-U.S. holder of Common Stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service (the "IRS").

GAIN ON DISPOSITION OF COMMON STOCK

  A non-U.S. holder generally will not be subject to United States federal income tax in respect of gain realized on a disposition of Common Stock, unless (a) the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder, (b) in the case of a non-U.S. holder who is a non-resident alien individual and who holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions are met, (c) the Company is or has been a "U.S. real property holding corporation" for United States federal income tax purposes (which the Company does not believe that it is or is likely to become) and, in the event that the Common Stock is considered "regularly traded," the non-U.S. holder held directly or indirectly at any time during the five-year period ending on the date of the disposition more than five percent of the Common Stock, or
(d) the non-U.S. holder is subject to tax pursuant to the provisions of the United States federal tax law applicable to certain United States expatriates. In the case of a non-U.S. holder described in clause (a), (c) or (d) above, such gain will be subject to United States federal income tax on net income at regular rates on the same basis that applies to U.S. persons and, if such non-U.S. holders are foreign corporations, may be subject to the branch profits tax described above. A non-U.S. holder described in clause (b) above will be subject to a flat 30 percent tax on the gain derived from the sale, which may be offset by capital losses.

FEDERAL ESTATE TAXES

  Common Stock owned or treated as being owned by a non-U.S. holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

U.S. INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

  The Company must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may, under the provisions of an applicable income tax treaty, also be made available to the tax authorities in the country in which the non-U.S. holder resides.

  A backup withholding tax is imposed at the rate of 31 percent on certain payments to persons that fail to furnish certain identifying information to the payor. Under current law, backup withholding generally will not apply to dividends paid to a non-U.S. holder at an address outside the United States (unless the payor has knowledge that the payee is a U.S. person), but generally will apply to dividends paid on Common Stock at addresses inside the United States to non-U.S. holders that fail to provide certain identifying information in the manner required. However, under proposed Treasury regulations not currently in effect, in the case of dividends paid after December 31, 1997 (December 31, 1999 in the case of dividends paid to accounts in existence on or before the date that is 60 days after the proposed regulations are published as final regulations), a non-U.S. holder generally would be subject to backup withholding at a 31 percent rate, unless certain certification procedures (or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures) are complied with, directly or through an intermediary or a non-U.S. holder otherwise establishes an exemption from backup withholding.

  As a general matter, information reporting and backup withholding also will not apply to a payment of the proceeds of a sale of Common Stock effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements (but generally not backup withholding) will apply to a payment of the proceeds of a sale of Common Stock effected outside the United States by a foreign office of a broker if the broker is a U.S. person, derives 50 percent or more of its gross income for certain periods from the conduct of a trade or business in the United States, or is a "controlled foreign corporation" as to the United States, unless the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment by a United States office of a broker of the proceeds of a sale of Common Stock will be subject to both backup withholding and information reporting unless the holder certifies, among other things, its non-United States status under penalties of perjury or otherwise establishes an exemption.

  Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against such holder's United States federal income tax liability provided the required information is furnished in a timely manner to the IRS.

  These backup withholding and information reporting rules are under review by the United States Treasury, and their application to the Common Stock could be changed by future regulations.

                                 UNDERWRITERS

  Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), a syndicate of United States underwriters (the "U.S. Underwriters") named below has severally agreed to purchase, and the Selling Stockholder has agreed to sell to them, severally, the respective number of shares of Common Stock set forth opposite the names of such U.S. Underwriters below, and a syndicate of international underwriters (the "International Underwriters") named below has severally agreed to purchase, and the Selling Stockholder has agreed to sell to them, severally, the respective number of shares of Common Stock set forth opposite the names of such International Underwriters below:

                                                                     NUMBER OF
                                                                     SHARES OF
NAME                                                                COMMON STOCK
----                                                                ------------
U.S. Underwriters:
 Morgan Stanley & Co. Incorporated.................................
 Salomon Brothers Inc..............................................
                                                                     ---------
  Subtotal.........................................................  4,734,000
International Underwriters:
 Morgan Stanley & Co. International Limited........................
 Salomon Brothers International Limited............................
                                                                     ---------
  Subtotal.........................................................  1,183,500
                                                                     ---------
   Total...........................................................  5,917,500

  The U.S. Underwriters and the International Underwriters are collectively referred to as the "Underwriters." The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

  Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions, (i) it is not purchasing any U.S. Shares (as defined below) for the account of anyone other than a United States or Canadian Person (as defined below) and
(ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any U.S. Shares or distribute any prospectus relating to the U.S. Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions, (i) it is not purchasing any International Shares (as defined below) for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any International Shares or distribute any prospectus relating to the International Shares within the United States or Canada or to any United States or Canadian Person. With respect to any Underwriter that is a U.S. Underwriter and an International Underwriter, the foregoing representations and agreements (i) made by it in its capacity as a U.S. Underwriter shall apply only to shares of Common Stock purchased by it in its capacity as a U.S. Underwriter, (ii) made by it in its capacity as an International Underwriter shall apply only to shares of Common Stock purchased by it in its capacity as an International Underwriter and (iii) shall not restrict its ability to distribute any prospectus relating to the shares of Common Stock to any person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person) and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Common Stock to be purchased by the U.S. Underwriters and the International Underwriters are referred to herein as the U.S. Shares and the International Shares, respectively.

  Pursuant to the Agreement Between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and the International Underwriters of any number of shares of Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price and currency of any shares sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

  Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares of Common Stock, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer of shares of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any shares of Common Stock a notice stating in substance that, by purchasing such shares of Common Stock, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such shares of Common Stock in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer of shares of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made, and that such dealer will deliver to any other dealer to whom it sells any of such shares of Common Stock a notice to the foregoing effect.

  Each International Underwriter has agreed that: (i) it has not offered or sold and will not offer or sell any shares of Common Stock to persons in the United Kingdom ("U.K.") except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the U.K. within the meaning of the Public Offers of Securities Regulations 1995 (the "Regulations"); (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and the Regulations with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the U.K.; and (iii) it has only issued or passed on, and will only issue or pass on, to any person in the U.K. any document received by it in connection with the issue of the shares of Common Stock, if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom the document may otherwise lawfully be issued or passed on.

  The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a
concession not in excess of $     a share under the public offering price. The
Underwriters may allow, and such dealers may reallow, a concession not in
excess of $    a share to other Underwriters or to certain other dealers.
After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Underwriters.

  Pursuant to the Underwriting Agreement, the Company has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 887,625 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of U.S. Shares offered hereby.

  The Company, the Selling Stockholder, certain other holders of Common Stock, and the directors and officers of the Company have agreed, with certain exceptions, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock (provided that such shares or securities are either owned prior to the offering or are thereafter acquired in connection with the offering) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the shares of Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of shares of Common Stock or such other securities, in cash or otherwise, except for the shares to be sold in the offerings, for a period of at least 90 days from the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated, on behalf of the several Underwriters; provided, that (x) the Company may issue, or grant options for, shares of Common Stock pursuant to any stock plan for employees or directors, or any qualified employee benefit plan, in effect on the date of this Prospectus, or pursuant to any stock options outstanding on the date of this Prospectus, and any defined contribution qualified employee benefit plan in effect on the date of this Prospectus may sell shares of Common Stock to satisfy plan liquidity need, and (y) such other holders, officers and directors may dispose of any shares of Common Stock or securities convertible into or exercisable or exchangeable for shares of Common Stock (A) pursuant to a bona fide gift between or among family members or the estate of any such person (including, without limitation, any transfer by any such person to or among any trust, foundation, custodial or other similar accounts or funds in which such person or other member of his family serves as trustee or custodian or in a similar fiduciary capacity or to a trust created by any such person which has a member of his immediate family as a beneficiary) and
(B) pursuant to any transfer to any organization, which transfer qualifies for the federal income tax charitable deduction at the time of such transfer; provided, that in the case of this clause (y), the transferee is then bound by or agrees to be bound by the restrictions described in this paragraph. If any such consent is given it would not necessarily be preceded or followed by a public announcement thereof.

  In the ordinary course of their respective businesses, certain of the Underwriters and their respective affiliates have engaged in and may in the future engage in commercial and investment banking transactions with the Company.

  The Company, the Selling Stockholder and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

  In connection with the offering, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. The Underwriters also may impose a penalty bid, whereby selling commissions allowed to broker-dealers in respect of the securities sold in the offering may be reclaimed by the Underwriters if such shares of Common Stock are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that would otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

                                 LEGAL MATTERS

  The legality of the shares of Common Stock offered hereby and certain other legal matters in connection with the sale of the Common Stock offered hereby will be passed upon for the Company by Alston & Bird LLP, Atlanta, Georgia. Certain other legal matters in connection with the sale of the Common Stock offered hereby will be passed upon for the Company by Susan N. Roth, Vice President, Secretary and Counsel of the Company. As of March 31, 1997, Ms. Roth beneficially owned approximately 2,403 shares of Common Stock and holds options to purchase 3,750 shares of Common Stock. Certain legal matters in connection with the sale of the Common Stock offered hereby will be passed upon for the Underwriters by LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations, New York, New York. LeBoeuf, Lamb, Greene & MacRae, L.L.P., provides certain legal services to the Company from time to time. Certain legal matters relating to the Selling Stockholder will be passed upon by Skadden, Arps, Slate, Meagher & Flom LLP, Boston, Massachusetts.

                                    EXPERTS

  The consolidated financial statements of Provident Companies, Inc. incorporated by reference in its Annual Report on Form 10-K for the year ended December 31, 1996, and the consolidated financial statements of The Paul Revere Corporation for the year ended December 31, 1996, included in Provident Companies, Inc.'s Current Report on Form 8-K, dated March 27, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon incorporated by reference or set forth therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                  ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS

PROSPECTUS (Subject to Completion)

Issued May 5, 1997

                                5,917,500 Shares
                           Provident Companies, Inc.
                                  COMMON STOCK

                                 ------------

OF THE  5,917,500 SHARES OF  COMMON STOCK  BEING OFFERED, 1,183,500  SHARES ARE
BEING  OFFERED   INITIALLY  OUTSIDE  THE  UNITED  STATES  AND   CANADA  BY  THE
 INTERNATIONAL UNDERWRITERS AND 4,734,000 SHARES ARE BEING OFFERED INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S. UNDERWRITERS. SEE "UNDERWRITERS." ALL OF THE SHARES OF COMMON STOCK OFFERED HEREBY ARE BEING SOLD BY TEXTRON
  INC. ("TEXTRON" OR THE "SELLING STOCKHOLDER"), OTHER THAN SHARES WHICH MAY BE SOLD BY THE COMPANY PURSUANT TO THE OVER-ALLOTMENT OPTION DESCRIBED HEREIN. SEE "THE PAUL REVERE MERGER." PURSUANT TO AN AGREEMENT BETWEEN THE
   COMPANY AND THE SELLING STOCKHOLDER, THE SELLING STOCKHOLDER WILL PAY TO THE COMPANY A PORTION OF THE NET PROCEEDS RECEIVED BY THE SELLING STOCKHOLDER FROM THE SALE OF THE SHARES OFFERED HEREBY. THE COMPANY'S
    COMMON STOCK IS TRADED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL "PVT." ON APRIL 22, 1997, THE CLOSING SALE PRICE FOR THE COMMON STOCK
     ON THE NEW YORK STOCK EXCHANGE WAS $54 3/4.

                                 ------------

   SEE "RISK FACTORS" ON PAGE 8 FOR INFORMATION THAT SHOULD BE CONSIDERED BY
                             PROSPECTIVE INVESTORS.

                                 ------------

 THESE SECURITIES  HAVE NOT  BEEN  APPROVED OR  DISAPPROVED BY  THE SECURITIES
  ANDEXCHANGE COMMISSION  OR  ANY STATE  SECURITIES COMMISSION,  NOR  HAS THE
   SECURITIES AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF   THIS  PROSPECTUS.  ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 ------------

                              PRICE $     A SHARE

                                 ------------

                                         UNDERWRITING
                               PRICE TO DISCOUNTS AND         PROCEEDS TO
                                PUBLIC  COMMISSIONS(1) SELLING STOCKHOLDER(2)(3)
                               -------- -------------- -------------------------
Per Share.....................  $            $                   $
Total(4)...................... $            $                  $

------

  (1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."

  (2) The Company will pay expenses in connection with the offering estimated at $350,000.
  (3) Pursuant to an agreement between the Company and the Selling
      Stockholder, the Selling Stockholder will pay to the Company $        of
      the net proceeds received by the Selling Stockholder from the sale of the shares offered hereby. See "The Paul Revere Merger--Textron Agreements."
  (4) The Company has granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 887,625 additional shares of Common Stock at the price to public less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public and underwriting discounts and
      commissions will be $         and $       , respectively, and the
      proceeds to the Company will increase by $        . See "Underwriters."

                                 ------------

  The shares of Common Stock are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by LeBoeuf, Lamb, Greene & MacRae, L.L.P., counsel for the Underwriters. It is expected that delivery of the shares of Common Stock will
be made on or about      , 1997 through the book-entry facilities of The
Depository Trust Company, against payment therefor in immediately available funds.

                                 ------------

MORGAN STANLEY & CO.
         International
                                          SALOMON BROTHERS INTERNATIONAL LIMITED

May  , 1997
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The expenses in connection with the distribution of the Common Stock are set forth in the following table. All amounts except the Securities and Exchange Commission registration fee are estimated. The expenses set forth below will be borne by the Company. The Selling Stockholder will pay all discounts, concessions or commissions to underwriters, agents, brokers or dealers and all transfer or other taxes on the sale of the Shares.

   Securities and Exchange Commission registration fee................ $114,450
   NYSE listing fee...................................................    3,100
   Legal fees and expenses............................................  100,000
   Accountants' fees and expenses.....................................   30,000
   Miscellaneous......................................................  102,450
                                                                       --------
     Total............................................................ $350,000
                                                                       ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Registrant's Certificate of Incorporation and Bylaws provide for indemnification of directors and officers of the Registrant to the full extent permitted by Delaware law.

  Section 145 of the General Corporation Law of the State of Delaware provides generally that a corporation may indemnify any person who was or is a part or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at its request in such capacity in another corporation or business association, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

  In addition, pursuant to the authority of Delaware law, the Certificate of Incorporation of the Registrant also eliminates the monetary liability of directors to the fullest extent permitted by Delaware law.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

  Pursuant to a Registration Rights Agreement between the Company and Textron Inc. ("Textron"), (i) the Company has agreed to indemnify Textron, its directors and officers, each person who participates as an underwriter in the offering or sale of the shares of Common Stock offered hereby, each officer or director of each underwriter, and each person who controls Textron or any such underwriter against all losses, claims, damages, liabilities and expenses that arise out of or are based upon any alleged untrue statement of a material fact in this Registration Statement, or any alleged omission to state a material fact required to be stated herein or necessary to make the statements herein not misleading, except that the Company shall not be liable to the extent that such loss, claim, damage, liability or expense arises out of or is based upon written information furnished to the Company for use in this Registration Statement and (ii) the Selling Stockholder has agreed to indemnify the Company and its directors, officers and controlling persons against all losses, claims, damages and liabilities that arise out of or are based upon any alleged untrue statement of material fact in this Registration Statement, or any alleged omission to state a material fact required to be stated herein or necessary to make the statements herein not misleading, but only with respect to information furnished in writing by or on behalf of the Selling Stockholder for use in this Registration Statement.

ITEM 16. EXHIBITS

 EXHIBIT NO.                             DESCRIPTION
 -----------                             -----------
      1.1    Form of Underwriting Agreement
      2.1    Amended and Restated Agreement and Plan of Merger, dated as of
             April 29, 1996, by and among the Registrant, The Paul Revere
             Corporation and Patriot Acquisition Corporation (incorporated by reference from the Registrant's Quarterly Report on Form 10-Q
             (File No. 1-11834) for the quarter ended September 30, 1996)
     *5.1    Opinion of Alston & Bird LLP
     23.1    Consent of Ernst & Young LLP
     23.2    Consent of Ernst & Young LLP
    *23.3    Consent of Alston & Bird LLP (included in Exhibit 5.1)
    *24.1    Power of Attorney
     99.1    Registration Rights Agreement, dated as of April 29, 1996, by and between the Registrant and Textron Inc. (incorporated by reference from the Registrant's Current Report on Form 8-K (File No. 1-
             11834), dated April 29, 1996)

--------

*Previously filed.

ITEM 17. UNDERTAKINGS

  A. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  C. The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chattanooga, State of Tennessee, as of May 2, 1997.

                                          PROVIDENT COMPANIES, INC.

                                          By: /s/ J. Harold Chandler
                                            -----------------------------------
                                            J. Harold Chandler
                                            Chairman of the Board, President
                                             and Chief Executive Officer

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated as of May 2, 1997.

               SIGNATURE                                 TITLE
               ---------                                 -----
  *                                     Chairman of the Board, President and
 --------------------------------------
 J. HAROLD CHANDLER                     Chief Executive Officer (principal
                                        executive officer)


  *                                     Vice Chairman, Chief Financial Officer
 --------------------------------------
 THOMAS R. WATJEN                       and Director (principal financial
                                        officer)

  *                                     Senior Vice President and Controller
 --------------------------------------
 RALPH A. ROGERS, JR.                   (principal accounting officer)

  *                                     Director
 --------------------------------------
 WILLIAM L. ARMSTRONG

  *                                     Director
 --------------------------------------
 WILLIAM H. BOLINDER

  *                                     Director
 --------------------------------------
 STEVEN M. GLUCKSTERN

  *                                     Director
 --------------------------------------
 CHARLOTTE M. HEFFNER

  *                                     Director
 --------------------------------------
 HUGH B. JACKS

  *                                     Director
 --------------------------------------
 WILLIAM B. JOHNSON

  *                                     Director
 --------------------------------------
 HUGH O. MACLELLAN, JR.

  *                                     Director
 --------------------------------------
 A. S. MACMILLAN

  *                                     Director
 --------------------------------------
 C. WILLIAM POLLARD

  *                                     Director
 ______________________________________
 SCOTT L. PROBASCO, JR.
  *                                     Director
 ______________________________________
 STEVEN S REINEMUND
  *                                     Director
 ______________________________________
 BURTON E. SORENSEN

        /s/ Susan N. Roth
*By: ____________________________
     Susan N. Roth
     Attorney-in-Fact